    As filed with the Securities and Exchange Commission on January 7, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                               CLARUS CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                       7372                 58-1972600
   (State or other jurisdic-   (Primary Standard Industrial   (I.R.S. Employer
  tion of Incorporation or        Classification Code No.)   Identification No.)
        or ganization)

                       3970 Johns Creek Court, Suite 100
                             Suwanee, Georgia 30024
                                 (770) 291-3900
   (Address and telephone number of Registrant's principal executive offices)

                             Mr. Stephen P. Jeffery
                            Chairman, President and
                            Chief Executive Officer
                               Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                             Suwanee, Georgia 30024
                                 (770) 291-3900
           (Name, address and telephone number of agent for service)

                                ---------------
                                   Copies To:

             Sharon L. McBrayer, Esq.                    Mark A. Loeffler, Esq.
            Elizabeth O. Derrick, Esq.                  Katherine M. Koops, Esq.
      Womble Carlyle Sandridge & Rice, PLLC      Powell, Goldstein, Frazer & Murphy, LLP
   1201 West Peachtree Street, N.E., Suite 3500  191 Peachtree Street, N.E., Suite 1600
              Atlanta, Georgia 30309                     Atlanta, Georgia 30303
                  (404) 872-7000                             (404) 572-6600

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or investment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the box and list the Securities Act registration statement for the same offering. [_]
   If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title of Each Class of   Amount to be  Proposed Maximum    Proposed Maximum   Registration
 Securities Registered     Registered  Price Per Share (1) Aggregate Price (1)     Fee
-------------------------------------------------------------------------------------------
Common stock, $.0001 par
 value..................   1,719,250        $78.125           $134,316,406       $35,460

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY    , 2000

PROSPECTUS

                                1,495,000 Shares

                               CLARUS CORPORATION

                                  Common Stock

  Clarus Corporation is selling 1,280,000 shares of common stock. Our stockholders listed on page are selling a total of 215,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "CLRS." On January 3, 2000, the last reported sale of our common stock on the Nasdaq National Market was $78 1/8 per share.

                                   ---------

                                                              Per Share  Total
                                                              ---------  -----
Public offering price........................................  $        $
Underwriting discounts.......................................  $        $
Proceeds to Clarus Corporation, before expenses..............  $        $
Proceeds to selling stockholders.............................  $        $

  We have granted the underwriters an option for a period of 30 days to purchase up to 224,250 additional shares of common stock.

                                   ---------

          Investing in our common stock involves a high degree of risk.
                     See "Risk Factors" beginning on page 5.

                                   ---------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

CHASE H&Q

     BANC OF AMERICA SECURITIES LLC

                        U.S. BANCORP PIPER JAFFRAY

                                                                  STEPHENS INC.

        , 2000

                           INSIDE COVER AND GATEFOLD

   The illustration contains a series of graphics depicted in landscape layout. In the middle of the top third of the page, the word "CLARUS/TM/" is printed in dark purple. A gold semi-circle is used to graphically represent the line across the letter "A." Centered underneath the word "CLARUS," the word "COMMERCE" is printed in dark purple. Under "CLARUS COMMERCE," in the center of the page, are the words "SupplierUniverse Trading Network," with "Supplier" and "Universe" in heavier black font and "Trading" and "Network" in thinner black font. The "U" in "Universe" is red. To the right of the words "SupplierUniverse Trading Network" is a graphical depiction of a red, partially eclipsed sliver of planet forming the outline of approximately/2/3/ of a circle and a three dimensional replication of two dark purple Saturn-like rings located perpendicular to each other, encircling the red planet outline. This combination of the red and purple globe and the words "SupplierUniverse Trading Network" is connected on its right side and slightly lower on the page with a double-ended, dashed arrow to a green circle outlined in light green. Superimposed above that in dark purple is the word "Suppliers/Marketplaces." The "SupplierUniverse Trading Network" graphic is connected on its left side and slightly lower on the page with a double-ended, dashed arrow to a dark purple circle outlined in blue. Superimposed on this circle is the word "Buyer" in light green. The "Suppliers/Marketplaces" circle is connected to the "Buyer" circle with a straight, solid, double-ended arrow that is located below the "SupplierUniverse Trading Network" graphic. In the center of the page, behind the solid arrow and between the "Suppliers/Marketplaces" circle and the "Buyer" circle is located a gray circle with a globe in the middle. The globe is white with longitude and latitude lines drawn in blue as well as blue filled-in shapes depicting Europe, Asia and Australia. Behind the globe, on top of the gray circle, are several blue semi-circles, giving the illusion of movement. Superimposed over the globe is a white text box with the words "CLARUS DirectConnect." The "A" is represented by a gold semi-circle as described above. All three words are in the dark purple.

   Located above the "Buyer" circle are three partially overlapping, rectangular computer screenshots. Located above the pictures are the words "Clarus/TM/ View." The screens depict a computerized view of Clarus software with the name Clarus easily identifiable, as well as several multi-colored graphs including yellow, green, red, pink and blue, as well as certain symbols which appear in the software.

   Located underneath the "Buyer" circle is a larger computer screenshot showing the Clarus software. Over the very bottom of the picture are the words "Clarus/TM/ eProcurement." Underneath that is "Clarus/TM/ eXpense." Both "Clarus/TM/ eProcurement" and "Clarus/TM/ eXpense" are in dark purple. Underneath these words is a rectangular text box with the top and bottom border of the box containing an arrow pointing up and down respectively. Inside the text box are the words "Clarus/TM/ Fusion." The double-ended arrow and text box combination and Clarus/TM/ Fusion words are in dark purple.

   On the bottom of the page are six individual graphics representing different companies. Starting on the left, is a symbol for Oracle. To the right of the Oracle symbol, is a PeopleSoft symbol. To the right of the PeopleSoft symbol is a symbol for JDEdwards. To the right of the J.D. Edwards symbol is a symbol for SAP. To the right of the SAP symbol is a symbol for Great Plains. To the right of the Great Plains symbol is a symbol for epi.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
      Prospectus Summary...................................................   1
      Risk Factors.........................................................   5
      Forward-Looking Statements...........................................  15
      Use of Proceeds......................................................  15
      Capitalization.......................................................  16
      Price Range of Our Common Stock......................................  17
      Dividend Policy......................................................  17
      Dilution.............................................................  18
      Selected Consolidated Financial Information..........................  19
      Business.............................................................  20
      Management...........................................................  31
      Principal and Selling Stockholders...................................  36
      Underwriting.........................................................  37
      Experts..............................................................  38
      Legal Matters........................................................  39
      Where You Can Find Additional Information............................  39
      Incorporation by Reference...........................................  39

                               ----------------

   Clarus(TM), SupplierUniverse(TM) and SupplierUniverse.com(TM) are our trademarks. All other trademarks and registered trademarks used in this prospectus are the property of their respective owners.

   We obtained the statistical and operating data and customer information contained in "Business-- Customer Case Studies," beginning on page 27, from the customers described in that section. Although we have discussed this information with those customers and obtained their consent to include it in this prospectus, we have not independently verified this information.

                               PROSPECTUS SUMMARY

   The summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                               Clarus Corporation

   We develop, market and support an Internet-based business-to-business electronic commerce solution that automates the procurement and management of operating resources. Operating resources are the goods and services required to operate a company such as information technology, telecommunications and office equipment, professional services, maintenance, repair and operating supplies and travel and entertainment expenses. Our solution enables buyers to improve profitability by reducing processing costs associated with purchasing operating resources and by maximizing procurement economies of scale. Additionally, our solution benefits suppliers by reducing sales costs and providing the opportunity to increase revenues. Our solution also provides a framework to enable Internet-based digital marketplaces, allowing companies to create trading communities and additional revenue opportunities. Our flagship product, Clarus eProcurement, has been deployed by customers such as AirTouch Support Services, First Data Corporation, MasterCard International, MetLife, Parsons Brinckerhoff, Perot Systems and The Container Store.

   Our solution, based on a free trade model, provides a direct Internet-based connection between buyer and supplier without requiring transactions to be executed through a centralized trading portal. Our solution performs the value-added trading services delivered by centralized trading portals, while eliminating the transaction fees and scalability limitations of those portals. It is designed to integrate with third party enterprise resource planning solutions such as those provided by J.D. Edwards, Oracle, PeopleSoft and SAP. By providing real-time purchasing data analysis, our solution also facilitates proactive management and control of operating resources. Our solution is based on a flexible, open architecture and leverages leading electronic commerce technologies and industry standards such as Microsoft's e-commerce platform and extensible markup language, or XML. We also provide implementation and ongoing customer support services as an integral part of our complete procurement solution.

The Market Opportunity

   According to Killen & Associates, a leading Internet market research firm, operating resource expenditures are often the largest segment of corporate expenditures, representing approximately 33% of an average company's total revenues. Most organizations buy operating resources through costly, time consuming and complex paper-based or semi-automated processes. This often results in fulfillment delays to end-users and reduced productivity. Many organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate volume discounts with preferred suppliers. In addition, many organizations do not capture potential purchasing discounts due to a problem known as "maverick buying," which occurs when personnel do not follow internal purchasing guidelines.

   By automating the operating resource procurement process, buyers can significantly reduce processing costs and enhance overall productivity. Automating the procurement process also lowers the overall costs of operating resources by enabling buyers to efficiently aggregate end-user purchases to maximize economies of scale. With the adoption of the Internet as a business communication platform, organizations have begun to automate enterprise-wide and inter-organizational procurement activities. International Data Corporation projects that the worldwide market for Internet-based electronic procurement applications will increase substantially from approximately $147 million in 1998 to approximately $5.3 billion in 2003.

   In addition to the growth in the electronic procurement market, the rapid formation of digital marketplaces is another important e-commerce trend. Enablers of digital marketplaces, or Internet market makers, provide a common trading hub that is specifically designed to enable multi-buyer/multi-seller interaction and collaboration. Digital marketplaces enable new methods of commerce such as online sourcing, dynamic pricing and negotiations. Analysts expect digital marketplaces to play a major role in the growth of e-commerce, as evidenced by The Gartner Group's prediction that, by 2001, 70% of distributors who operate online will generate more than 80% of their sales through online marketplaces.

   Most Internet-based procurement systems effect transactions through a centralized trading portal, charging transaction fees to either the buyer, the supplier or both. In addition to transaction fees, other potential disadvantages of a centralized portal include decreased performance and reliability during times of heavy volume, disclosure of confidential trading data and vendor-controlled trade. Additionally, the rapid proliferation of online digital marketplaces has created a significant need for an enabling software solution. As a result, we believe that there is a significant market opportunity for a comprehensive solution that optimizes electronic procurement and the development of digital marketplaces.

Our Solution

   Key elements of our solution include the following:

  . Leveraged Network Model. Our solution, based on a free trade model, provides a direct Internet-based connection between buyer and supplier without requiring transactions to be executed through a centralized trading portal. Our trading network, SupplierUniverse, performs the value-added trading services delivered by centralized trading portals, including content management and auction capabilities, while eliminating the transaction fees and scalability limitations of those portals. In addition, because procurement activity is not funneled through a single site, confidentiality and performance concerns are mitigated. We believe that the benefits of our leveraged network model will become increasingly compelling to customers seeking to reduce costs, improve operational efficiencies and develop new revenue opportunities.

  . Integration with Existing Software. To solve one of the most difficult problems customers face in automating the procurement of operating resources, Clarus Fusion provides a packaged integration solution that quickly and easily integrates our electronic procurement application with major enterprise resource planning systems, including those provided by J.D. Edwards, Oracle, PeopleSoft and SAP.

  . Zero Capital and Hosted Application Alternatives. We have recently introduced a subscription-based zero capital model that will enable our customers to pay a monthly subscription fee for our software. We believe that our zero capital model will allow companies to realize a more rapid return on their investment by decreasing their up-front software expenditures and eliminate the challenges associated with capital budgeting. In addition, we have developed partnerships with application service providers who host our software. By leveraging these partnerships, customers can deploy our solution more rapidly and cost effectively and outsource the ongoing management and operation of our software.

  . Open Architecture. Our solution is based on an open architecture and leverages leading electronic commerce technologies and industry standards such as Microsoft's e-commerce platform and XML. Our open architecture provides flexibility, scalability, ease of administration, reduced costs and rapid deployment.

Our Strategy

   The key elements of our strategy are as follows:

  . Achieve Broad Market Penetration. We have developed a multi-channel distribution strategy to encourage and support our strategy of achieving widespread market penetration of our products. Our direct sales force targets large businesses. In addition, we market our solution to mid-sized businesses through a growing number of indirect channels, including application service providers, systems integrators and resellers. We also intend to achieve widespread acceptance of our procurement solution through our zero capital model.

  . Leverage Solution into Digital Marketplaces. We intend to continue to leverage our procurement technology into the rapidly emerging market for value added trading communities. Our approach is to provide the software that enables market makers to create their own digital marketplaces, not to actively own and operate the marketplaces. We have dedicated significant resources to the continued development and delivery of our digital marketplace solution, and we intend to develop partnerships to increase the functionality of the solution.

  . Increase International Market Presence. We believe that there is a significant opportunity to establish Clarus as the leading provider of Internet-based procurement solutions in international markets. To capitalize on this opportunity, we are continuing to globalize our Clarus Commerce product suite and form strategic alliances with international partners to provide global distribution channels.

  . Build Brand Awareness Through Strategic Alliances. To build awareness of the Clarus brand, we are aggressively developing relationships with technology market leaders such as Cisco Systems, Compaq, MasterCard, Microsoft and Perot Systems.

   We are located at 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024, our telephone number is (770) 291-3900 and our web site address is www.claruscorp.com. We were incorporated in Delaware in 1991. Information contained on our web site does not constitute part of this prospectus, and you should rely only on information contained in this prospectus in deciding whether to invest in our common stock.

                                  The Offering

   Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

 Common stock offered by Clarus................ 1,280,000 shares

 Common stock offered by selling stockholders.. 215,000 shares

 Common stock outstanding after this offering.. 12,551,475 shares

 Use of proceeds............................... We intend to use the net proceeds of this offering for
                                                repayment of our indebtedness
                                                under a credit agreement with
                                                Transamerica Business Credit
                                                Corporation, Silicon Valley
                                                Bank and Sand Hill Capital II,
                                                L.P. and for general corporate
                                                purposes, including product
                                                development, possible
                                                acquisitions and working
                                                capital. See "Use of Proceeds"
                                                (page 15).

 Nasdaq National Market symbol................. CLRS

   The number of shares that will be outstanding after the offering is based on the actual number of shares outstanding as of September 30, 1999 and includes 29,999 shares that we will issue upon exercise of warrants we issued in connection with the credit agreement described above and that we expect the holders will sell in this offering. It excludes options to purchase 2,442,945 shares of common stock outstanding as of September 30, 1999, at a weighted average exercise price of $5.87 per share and warrants to purchase 60,561 shares outstanding as of September 30, 1999, at a weighted average exercise price of $6.26 per share.

                      Summary Consolidated Financial Data

                                                                         Nine Months
                                                                            Ended
                                 Year Ended December 31,                September 30,
                         --------------------------------------------  ---------------
                          1994     1995     1996     1997      1998     1998    1999
                         -------  -------  -------  -------  --------  ------- -------
                                                                         (unaudited)
                                  (in thousands, except per share data)
Statement of Operations
 Data:
Total revenues.......... $ 3,821  $ 8,190  $13,056  $25,988  $ 41,640  $30,694 $31,436
Operating income
 (loss).................  (5,157)  (7,987)  (7,658)  (3,358)  (11,078)     907  (7,521)
Net income (loss).......  (5,140)  (8,049)  (7,879)  (4,110)  (10,702)   1,101  (7,281)
Net income (loss) per
 common share:
 Basic..................   (5.65)   (6.19)   (5.74)   (2.97)    (1.70)    0.22   (0.66)
 Diluted................   (5.65)   (6.19)   (5.74)   (2.97)    (1.70)    0.13   (0.66)
Weighted average common
 shares outstanding:
 Basic..................     910    1,300    1,373    1,386     6,311    5,080  11,010
 Diluted................     910    1,300    1,373    1,386     6,311    8,767  11,010

                                                     As of September 30, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma as Adjusted
                                                   ------- --------- -----------
                                                            (unaudited)
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents......................... $ 5,882  $23,577   $112,146
Working capital...................................     976   14,204    108,091
Total assets......................................  34,026   41,221    129,090
Long-term debt, net of current portion............       3        3          3
Total stockholders' equity........................  15,534   25,636    119,523

                                  RISK FACTORS

   You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

                         Risks Related to Our Business

We have only recently focused on the business-to-business e-commerce market and may not effectively implement our business strategy.

   Our future performance will depend in part on successfully developing, introducing and gaining market acceptance of our Clarus Commerce suite of products, which is designed to automate the procurement and management of operating resources. On October 18, 1999, we sold substantially all of the assets of our financial and human resources software business to Geac Computer Systems, Inc. and Geac Canada Limited. Our financial and human resources software business had historically been our primary business. We began marketing our Clarus eProcurement solution in the second quarter of 1998. If we do not successfully implement our business-to-business e-commerce growth strategy, our business will suffer materially and adversely.

Our solution may not achieve significant market acceptance without a critical mass of large buying organizations and their suppliers.

   Unless a critical mass of large buying organizations and their suppliers join our SupplierUniverse network, our solutions may not achieve widespread market acceptance, and our business would be seriously harmed. The implementation of our Clarus Commerce suite of products by large buying organizations can be complex, time consuming and expensive. In many cases, these organizations must change established business practices and conduct business in new ways. Our ability to attract additional customers for our Clarus Commerce suite of products will depend on using our existing customers as referenceable accounts. As of December 31, 1999, only 28 customers had licensed our Clarus eProcurement solution, and only eight customers were buying operating resources through our Clarus eProcurement solution from a limited number of online suppliers. As a result, our operating resource solutions may not achieve significant market acceptance.

   If a sufficient and increasing number of suppliers fail to join our SupplierUniverse network, our network will be less attractive to buyers and other suppliers. To provide buyers on our SupplierUniverse network an organized means of accessing operating resources, we rely on suppliers to maintain web-based catalogs, indexing services and other content aggregation tools. Our inability to access and index these catalogs and services would result in our customers having fewer products and services available to them through our solution, which would adversely affect the perceived usefulness of our SupplierUniverse network.

If our zero capital subscription-based model is unsuccessful, the market may adopt our products at a slower rate than anticipated, and our business may suffer materially.

   We expect to achieve widespread adoption of our Internet-based procurement solution by offering a zero capital subscription-based payment method to our customers. This model is unproven and represents a significant departure from the fee-based software licensing strategies that we and our competitors have traditionally employed. To date, we have only one zero capital subscriber, who became a customer in the fourth quarter of 1999. If we do not successfully develop and support our zero capital subscription-based model, the market may adopt our products at a slower rate than anticipated, and our business may suffer materially. See "Business--Our Solution" (page 21) and "--Our Strategy" (page 22).

We may not generate the substantial additional revenues necessary to become profitable and anticipate that we will continue to incur losses.

   We may not generate the substantial additional growth in revenues that will be necessary to become profitable. We have incurred significant net losses in each year since our formation, primarily related to our former enterprise resource planning business. In addition, we have incurred losses related to the development of our electronic procurement business. We expect that we will continue to incur losses.

As we expand our international sales and marketing activities, our business will be more susceptible to numerous risks associated with international operations.

   To be successful, we believe we must expand our international operations and hire additional international personnel. As a result, we expect to commit significant resources to expand our international sales and marketing activities. If successful, we will be subject to a number of risks associated with international business activities. These risks generally include:

  .  currency exchange rate fluctuations;

  .  seasonal fluctuations in purchasing patterns;

  .  unexpected changes in regulatory requirements;

  .  tariffs, export controls and other trade barriers;

  . longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

  .  difficulties in managing and staffing international operations;

  . potentially adverse tax consequences, including restrictions on the repatriation of earnings;

  .  the burdens of complying with a wide variety of foreign laws; and

  .  political instability.

Significant fluctuations in our quarterly and annual operating results may adversely affect the market price of our common stock.

   We believe that our quarterly and annual operating results are likely to fluctuate significantly in the future, and our results of operations may fall below the expectations of securities analysts and investors. If this occurs or if market analysts perceive that it will occur, our market value could decrease substantially. Because the percentage of our revenues represented by maintenance services is smaller than that of many software companies with a longer history of operations, we do not have a significant recurring revenue stream that could lessen the effect of quarterly fluctuations in operating results. Our expense levels are based in part on our expectations of future orders and sales. Many factors may cause significant fluctuations in our quarterly and annual operating results, including:

  .  changes in the demand for our products;

  .  the timing, composition and size of orders from our customers;

  .  customer spending patterns and budgetary resources;

  .  our success in generating new customers;

  .  the timing of introductions of or enhancements to our products;

  .  changes in our pricing policies or those of our competitors;

  . our ability to anticipate and adapt effectively to developing markets and rapidly changing technologies;

  . our ability to attract, retain and motivate qualified personnel, particularly within our sales and marketing and research and development organizations;

  . the publication of opinions or reports about us, our products, our competitors or their products;

  .  unforeseen events affecting business-to-business e-commerce;

  .  changes in general economic conditions;

  . actions taken by our competitors, including new product introductions and enhancements;

  . our ability to scale our network and operations to support large numbers of customers, suppliers and transactions;

  . our success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including application service providers, systems integrators, resellers, value-added trading communities and other partners; and

  .  our ability to control costs.

COMPETITION FROM OTHER ELECTRONIC PROCUREMENT PROVIDERS MAY REDUCE DEMAND FOR OUR PRODUCTS AND CAUSE US TO REDUCE THE PRICE OF OUR PRODUCTS.

   The market for Internet-based procurement applications, and e-commerce technology generally, is rapidly evolving and intensely competitive. We may not compete effectively in our markets. Competitive pressure may result in our reducing the price of our products, which would negatively affect our revenues and operating margins. If we are unable to compete effectively in our markets, our business, results of operations and financial condition would be materially and adversely affected.

   In targeting the e-commerce market, we must compete with electronic procurement providers such as Ariba and Commerce One. We also anticipate competition from some of the large enterprise resource planning software vendors, such as Oracle and SAP, which have announced business-to-business electronic procurement solutions. A number of companies, including International Business Machines, have stated an interest in electronic procurement. In addition, we believe we will experience increased competition from travel and expense software companies, such as Concur and Extensity. These companies have significantly greater financial, technical and marketing resources and brand recognition than we have.

   In addition, some of our competitors have well-established relationships with our potential customers and have extensive knowledge of our industry. Others have established or may establish cooperative relationships among themselves or with third parties to increase the appeal of their products. We also expect that competition will increase as a result of industry consolidation. For these reasons, and given the relatively low barriers to entry and relatively high availability of capital in today's markets, new competitors will likely emerge in our markets and may rapidly acquire significant market share. See "Business--Competition" (page 28).

MARKET ADOPTION OF OUR SOLUTION WILL BE IMPEDED IF WE DO NOT CONTINUE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS.

   Our success depends in part on the ability of our strategic partners to expand market adoption of our solution. If we are unable to maintain our existing strategic partnerships or enter into new partnerships, we may need to devote substantially more resources to direct sales of our products and services. We would also lose anticipated customer introductions and co-marketing benefits.

   We rely, and expect to rely increasingly, on a number of third party application service providers to host our solutions. If we are unable to establish and maintain effective, long-term relationships with our application service providers, or if these providers do not meet our customers' needs or expectations, our business would be seriously harmed. In addition, we lose a significant amount of control over our solution when we engage application service providers, and we cannot adequately control the level and quality of their service. By relying on third party application service providers, we are wholly reliant on their information technology infrastructure, including the maintenance of their computers and communication equipment. An unexpected natural disaster or failure or disruption of an application service provider's infrastructure would have a material adverse effect on our business.

   If the demand for our solution continues to increase, we will need to develop relationships with additional third-party application service providers to provide these services. Our competitors have or may develop relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services rather than ours.

   Many of our strategic partners have multiple strategic relationships, and they may not regard us as important to their businesses. In addition, our strategic partners may terminate their relationships with us, pursue other partnerships or relationships or attempt to develop or acquire products or services that compete with our solution. Further, our existing strategic relationships may interfere with our ability to enter into other desirable strategic relationships. A significant number of our new Clarus eProcurement sales have occurred through referrals from Microsoft, but Microsoft is not obligated to refer any potential customers to us, and it may enter into strategic relationships with other providers of electronic procurement applications.

WE EXPECT TO DEPEND ON OUR CLARUS EPROCUREMENT PRODUCT FOR SUBSTANTIALLY ALL OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

   We anticipate that revenues from our Clarus eProcurement product and related services will continue to represent substantially all of our revenues for the foreseeable future. As a result, a decline in the price of, profitability of or demand for our Clarus eProcurement product would seriously harm our business.

CLARUS EPROCUREMENT MAY PERFORM INADEQUATELY IN A HIGH VOLUME ENVIRONMENT.

   Any failure by our principal product, Clarus eProcurement, to perform adequately in a high volume environment could materially and adversely affect the market for Clarus eProcurement and our business, results of operations and financial condition. Clarus eProcurement was designed for use in environments that include numerous users, large amounts of catalog and other data and potentially high peak transaction volumes. Clarus eProcurement and the third party software and hardware on which it depends may not operate as designed when deployed in these environments.

DEFECTS IN OUR PRODUCTS COULD DELAY MARKET ADOPTION OF OUR SOLUTION OR CAUSE US TO COMMIT SIGNIFICANT RESOURCES TO REMEDIAL EFFORTS.

   We could lose revenues as a result of software errors or other product defects. As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing of our software products and their use by current customers, errors may appear in new applications after commercial shipping begins. If we discover errors, we may not be able to correct them. Errors and failures in our products could result in the loss of customers and market share or delay in market adoption of our applications, and alleviating these errors and failures could require us to expend significant capital and other resources. The consequences of these errors and failures could materially and adversely affect our business, results of operations and financial condition. Because we do not maintain product liability insurance, a product liability claim could materially and adversely affect our business, results of operations and financial condition. Provisions in our license agreements may not effectively protect us from product liability claims.

ANY ACQUISITIONS THAT WE ATTEMPT OR MAKE COULD PROVE DIFFICULT TO INTEGRATE OR REQUIRE A SUBSTANTIAL COMMITMENT OF MANAGEMENT TIME AND OTHER RESOURCES.

   As part of our business strategy, we may seek to acquire or invest in businesses, products or technologies that may complement or expand our business. If we identify an appropriate acquisition opportunity, we may not be able to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. We have completed only one acquisition to date. We may not be able to select, manage or absorb any future acquisitions successfully, particularly acquisitions of large companies. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would divert management time and other resources. We may use a substantial portion of our available cash, including proceeds of this offering, to make an acquisition. On the other hand, if we make acquisitions through an exchange of our securities, our stockholders could suffer dilution. In addition, any particular acquisition, even if successfully completed, may not ultimately benefit our business.

AN INCREASE IN THE LENGTH OF OUR SALES CYCLE MAY CONTRIBUTE TO FLUCTUATIONS IN OUR OPERATING RESULTS.

   As our products and competing products become increasingly sophisticated and complex, the length of our sales cycle is likely to increase. The loss or delay of orders due to increased sales and evaluation cycles could materially and adversely affect our business, results of operations and financial condition and, in particular, could contribute to significant fluctuations in our quarterly operating results. A customer's decision to license and implement our solution may present significant enterprise-wide implications for the customer and involve a substantial commitment of its management and resources. The period of time between initial customer contact and the purchase commitment typically ranges from four to nine months for our applications. Our sales cycle could extend beyond current levels as a result of lengthy evaluation and approval processes that typically accompany major initiatives or capital expenditures or other delays over which we have little or no control.

OUR SUCCESS DEPENDS ON THE CONTINUED USE OF MICROSOFT TECHNOLOGIES OR OTHER TECHNOLOGIES THAT OPERATE WITH OUR PRODUCTS.

   Our products operate with, or are based on, Microsoft's proprietary products. If businesses do not continue to adopt these technologies as anticipated, or if they adopt alternative technologies that we do not support, we may incur significant costs in redesigning our products or lose market share. Our customers may be unable to use our products if they experience significant problems with Microsoft technologies that are not corrected.

THE FAILURE TO MAINTAIN, SUPPORT OR UPDATE SOFTWARE LICENSED FROM THIRD PARTIES COULD MATERIALLY AND ADVERSELY AFFECT OUR PRODUCTS' PERFORMANCE OR CAUSE PRODUCT SHIPMENT DELAYS.

   We have entered into license agreements with third-party licensors for products that enhance our products, are used as tools with our products, are licensed as products complementary to ours or are integrated with our products. If these licenses terminate or if any of these licensors fail to adequately maintain, support or update their products, we could be required to delay the shipment of our products until we could identify and license software offered by alternative sources. Product shipment delays could materially and adversely affect our business, operating results and financial condition, and replacement licenses could prove costly. We may be unable to obtain additional product licenses on commercially reasonable terms. Additionally, our inability to maintain compatibility with new technologies could impact our customers' use of our products.

IF WE ARE UNABLE TO MANAGE OUR INTERNAL RESOURCES, WE MAY INCUR INCREASED ADMINISTRATIVE COSTS AND BE UNABLE TO CAPITALIZE ON REVENUE OPPORTUNITIES.

   The growth of our e-commerce business, coupled with the rapid evolution of our market and the sale of our financial and human resources business and products to Geac, has strained, and may continue to strain, our administrative, operational and financial resources and internal systems, procedures and controls. Our inability to manage our internal resources effectively could increase administrative costs and distract management. If our management is distracted, we may not be able to capitalize on opportunities to increase revenues.

THE LOSS OF OUR KEY PERSONNEL COULD NEGATIVELY IMPACT OUR BUSINESS AND RESULTS OF OPERATIONS.

   Our success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In particular, our Chairman and Chief Executive Officer, Stephen P. Jeffery, is integral to our future success and is not bound by an employment agreement. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel. In particular, there is a shortage of, and significant competition for, research and development and sales personnel. Even if we are able to attract qualified personnel, new hires frequently require extensive training before they achieve desired levels of productivity. If we are unable to hire or fail to retain competent personnel, our business, results of operations and financial condition could be materially and adversely affected. None of our employees is bound by an employment agreement. We do not maintain life insurance policies on any of our employees. See "Business-- Employees" (page 29).

Illegal use of our proprietary technology could result in substantial litigation costs and divert management resources.

   Our success will depend significantly on internally developed proprietary intellectual property and intellectual property licensed from others. We rely on a combination of copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect our proprietary rights in our products. We have no patents or patent applications pending, and existing trade secret and copyright laws provide only limited protection of our proprietary rights. We have applied for registration of our trademarks. We enter into license agreements with our customers that give the customer the non-exclusive right to use the object code version of our products. These license agreements prohibit the customer from disclosing object code to third parties or reverse-engineering our products and disclosing our confidential information. Despite our efforts to protect our products' proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also independently develop products similar to ours.

   Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition.

Claims against us regarding our proprietary technology could require us to pay licensing or royalty fees or to modify or discontinue our products.

   Any claim that our products infringe on the intellectual property rights of others could materially and adversely affect our business, results of operations and financial condition. Because knowledge of a third party's patent rights is not required for a determination of patent infringement and because the United States Patent and Trademark Office is issuing new patents on an ongoing basis, infringement claims against us are a continuing risk. Infringement claims against us could cause product release delays, require us to redesign our products or require us to enter into royalty or license agreements. These agreements may be unavailable on acceptable terms. Litigation, regardless of the outcome, could result in substantial cost, divert management attention and delay or reduce customer purchases. Claims of infringement are becoming increasingly common as the software industry matures and as courts apply expanded legal protections to software products. Third parties may assert infringement claims against us regarding our proprietary technology and intellectual property licensed from others. Generally, third-party software licensors indemnify us from claims of infringement. However, licensors may be unable to indemnify us fully for such claims, if at all.

   If a court determines that one of our products violates a third party's patent or other intellectual property rights, there is a material risk that the revenue from the sale of the infringing product will be significantly reduced or eliminated, as we may have to:

  .  pay licensing fees or royalties to continue selling the product;

  . incur substantial expense to modify the product so that the third party's patent or other intellectual property rights no longer apply to the product; or

  .  stop selling the product.

   In addition, if a court finds that one of our products infringes a third party's patent or other intellectual property rights, then we may be liable to that third party for actual damages and attorneys' fees. If a court finds that we willfully infringed on a third party's patent, the third party may be able to recover treble damages, plus attorneys' fees and costs.

A compromise of the encryption technology employed in Clarus eProcurement could reduce customer and market confidence in our products or result in claims against us.

   A significant barrier to Internet-based commerce is the secure exchange of valued and confidential information over public networks. Any compromise of our security technology could result in reduced customer and market confidence in our products and in customer or third party claims against us. This could materially and adversely affect our business, financial condition and operating results. Clarus eProcurement relies on encryption technology to provide the security and authentication necessary to protect the exchange of valuable and confidential information. Advances in computer capabilities, discoveries in the field of cryptography or other events or developments may result in a compromise of the encryption methods we employ in Clarus eProcurement to protect transaction data.

Residual Year 2000 issues may disrupt our operations, subject us to liabilities and costs and affect the timing of our revenues.

   The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer controlled systems using two digits rather than four to define the applicable year. For example, software programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. In addition, programs may fail to recognize February 29, 2000 as a leap year date as a result of an exception to the calculation of leap years that will occur in the year 2000 and otherwise occurs only once every 400 years. This problem could result in miscalculations, data corruption, system failures or disruptions of operations.

   Because our software is used in connection with other products, residual Year 2000 problems affecting these products could cause our software to fail. If residual Year 2000 problems cause the failure of any of the technology, software or systems necessary to use our products or operate our business, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could materially and adversely affect our business, financial condition and results of operations.

                         Risks Related to Our Industry

Our success depends upon market acceptance of e-commerce as a reliable method for corporate procurement and other commercial transactions.

   Market acceptance of e-commerce generally, and the Internet specifically, as a forum for corporate procurement is uncertain and subject to a number of risks. The success of our Clarus Commerce suite of business-to-business e-commerce applications, including Clarus eProcurement, depends upon the development and expansion of the market for Internet-based software applications, in particular e-commerce applications. This market is new and rapidly evolving. Many significant issues relating to commercial use of the Internet, including security, reliability, cost, ease of use, quality of service and government regulation, remain unresolved and could delay or prevent Internet growth. If widespread use of the Internet for commercial transactions does not develop or if the Internet otherwise does not develop as an effective forum for corporate procurement, the demand for our Clarus Commerce suite of products and our overall business, operating results and financial condition will be materially and adversely affected.

   If the market for Internet-based procurement applications fails to develop or develops more slowly than we anticipate or if our Internet-based products or new Internet-based products we may develop do not achieve market acceptance, our business, operating results and financial condition could be materially and adversely affected. The adoption of the Internet for corporate procurement and other commercial transactions requires accepting new ways of transacting business. In particular, enterprises with established patterns of purchasing goods and services that have already invested substantial resources in other means of conducting business and exchanging information may be particularly reluctant to adopt a new strategy that may make some of their existing personnel and infrastructure obsolete. Also, the security and privacy concerns of existing and potential users of Internet-based products and services may impede the growth of online business generally and the market's acceptance of our products and services in particular. A functioning market for these products may not emerge or be sustained. See "Business--Industry Background" (page 20).

The market for business-to-business e-commerce solutions is characterized by rapid technological change, and our failure to introduce enhancements to our products in a timely manner could render our products obsolete and unmarketable.

   The market for e-commerce applications is characterized by rapid technological change, frequent introductions of new and enhanced products and changes in customer demands. In attempting to satisfy this market's demands, we may incur substantial costs that may not result in increased revenues due to the short life cycles for business-to-business e-commerce solutions. Because of the potentially rapid changes in the e-commerce applications market, the life cycle of our products is difficult to estimate. Products, capabilities or technologies others develop may render our products or technologies obsolete or noncompetitive and shorten the life cycles of our products. Satisfying the increasingly sophisticated needs of our customers requires developing and introducing enhancements to our products and technologies in a timely manner that keeps pace with technological developments, emerging industry standards and customer requirements while keeping our products priced competitively. Our failure to develop and introduce new or enhanced e-commerce products that compete with other available products could materially and adversely affect our business, results of operations and financial condition.

Failure to expand Internet infrastructure could limit our growth.

   Our ability to increase the speed and scope of our services to customers is limited by and depends on the speed and reliability of both the Internet and our customers' internal networks. As a result, the emergence and growth of the market for our services depends on improvements being made to the entire Internet infrastructure as well as to our individual customers' networking infrastructures. The recent growth in Internet traffic has caused frequent periods of decreased performance. If the Internet's infrastructure is unable to support the rapid growth of Internet usage, its performance and reliability may decline, and overall Internet usage could grow more slowly or decline. If Internet reliability and performance declines, or if necessary improvements do not increase the Internet's capacity for increased traffic, our customers will be hindered in their use of our solution, and our business, operating results and financial condition could suffer.

Future governmental regulations could materially and adversely affect our business and e-commerce generally.

   We are not subject to direct regulation by any government agency, other than under regulations applicable to businesses generally, and few laws or regulations specifically address commerce on the Internet. In view of the increasing use and growth of the Internet, however, the federal government or state governments may adopt laws and regulations covering issues such as user privacy, property ownership, libel, pricing and characteristics and quality of products and services. We could incur substantial costs in complying with these laws and regulations, and the potential exposure to statutory liability for information carried on or disseminated through our application systems could force us to discontinue some or all of our services. These eventualities could adversely affect our business operating results and financial condition. The adoption of any laws or regulations covering these issues also could slow the growth of e-commerce generally, which would also adversely affect our business, operating results or financial condition. Additionally, one or more states may impose sales tax collection obligations on out-of-state companies that engage in or facilitate e-commerce. The collection of sales tax in connection with e-commerce could impact the growth of e-commerce and could adversely affect sales of our e-commerce products.

Legislation limiting further levels of encryption technology may adversely affect our sales.

   As a result of customer demand, it is possible that Clarus eProcurement will be required to incorporate additional encryption technology. The United States government regulates the exportation of this technology. Export regulations, either in their current form or as they may be subsequently enacted, may further limit the levels of encryption or authentication technology that we are able to use in our software and our ability to distribute our products outside the United States. Any revocation or modification of our export authority, unlawful exportation or use of our software or adoption of new legislation or regulations relating to exportation or use of software and encryption technology could materially and adversely affect our sales prospects and, potentially, our business, financial condition and operating results as a whole.

                         Risks Related to This Offering

The market price of our common stock is highly volatile and several factors that are beyond our control could adversely affect the market price of our common stock.

   The market price of our common stock has been highly volatile. The stock market in general, and the market for Internet-related technology companies in particular, has been highly volatile. You may not be able to resell your shares of our common stock at the same levels as other Internet stocks, and Internet stocks in general may not sustain their current market prices.

   Factors that could cause our common stock price to be volatile may include:

  .  actual or anticipated variations in quarterly operating results;

  . announcements of financial results concerning our business-to-business e-commerce products;

  .  introduction and performance of new products or services;

  .  changes in financial estimates by securities analysts;

  .  changes in conditions or trends in e-commerce;

  .  changes in the market valuations of Internet companies;

  .  changes in the market's perception of us and the nature of our business;

  .  announcements of strategic partnerships or joint ventures;

  .  additions or departures of key personnel; and

  .  sales of our common stock.

   Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance. See "Price Range of Our Common Stock" (page 17).

Purchasers in this offering will incur immediate, substantial dilution.

   The public offering price is substantially higher than the book value per share of our outstanding common stock. The pro forma, as adjusted net tangible book value of our common stock as of September 30, 1999 was $113.2 million, or approximately $9.02 per share. To the extent options or warrants are exercised, there will be further dilution to new investors. See "Dilution" (page 18).

Our issuance of a large number of additional shares of our common stock upon the exercise of outstanding stock options or warrants could decrease the market price of our common stock.

   The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. We have filed a Registration Statement on Form S-8 that has made eligible for sale approximately 3.1 million additional shares issuable upon the exercise of stock options. If we issue our common stock to option holders, it will dilute your ownership interest in us. In addition, if a large number of option holders or warrant holders sell their shares of our common stock, it could create a negative public perception of the value of our stock.

Our Certificate of Incorporation, our Bylaws and Delaware corporate law contain provisions that may discourage a takeover of our company.

   Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our Certificate of Incorporation permits us to issue up to 5.0 million shares of preferred stock and permits our Board of Directors to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our stockholders. Although we have no current plans to issue new shares of preferred stock, the potential issuance of preferred stock may delay, defer or prevent a change in our control. The potential issuance may also discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. Our Board of Directors is divided into three classes, each of which serves for a staggered three-year term. This structure may make it more difficult for a third party to gain control of our Board of Directors.

We have broad discretion over our use of proceeds.

   Our management may spend our proceeds from this offering in ways with which our stockholders may not agree. We cannot predict that they will invest the proceeds to yield a favorable return. See "Use of Proceeds" (page 15).

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

   These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in "Risk Factors" (page 5).

                                USE OF PROCEEDS

   We estimate our net proceeds from the sale of the 1,280,000 shares of our common stock offered in this offering to be approximately $94.0 million, or approximately $110.5 million if the underwriters' over-allotment option is exercised in full and after deducting the estimated underwriting discount and offering expenses.

   We intend to use the net proceeds from this offering for general corporate purposes, including repayment of our loan from Transamerica Business Credit Corporation, Silicon Valley Bank and Sand Hill Capital II, L.P., product development and working capital. This loan, in the original principal amount of $7.0 million, bears interest at the prime rate plus 3% and is due on the earlier of the closing of this offering or April 30, 2000. In addition, we may use a portion of the net proceeds to acquire businesses, products and technologies that are complementary to ours. We have no agreements with respect to any material acquisitions as of the date of this prospectus. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

   We will not receive any of the proceeds from the sale of the shares of our common stock being offered by the selling stockholders in this prospectus.

                                 CAPITALIZATION

   The following table summarizes our capitalization as of September 30, 1999, as follows:

  .  on an actual basis;

  . on a pro forma basis to effect the sale of our financial and human resources software business and technologies to Geac and our indebtedness under a loan agreement with Transamerica Business Credit Corporation, Silicon Valley Bank and Sand Hill Capital II, L.P. and the value of the warrants issued to the lenders in connection with this loan; and

  . on a pro forma, as adjusted basis to reflect the application of the net proceeds from this public offering and the exercise of the warrants issued to Transamerica Business Credit Corporation, Silicon Valley Bank and Sand Hill Capital II, L.P. in connection with the loan mentioned above.

                                                   As of September 30, 1999
                                                 -------------------------------
                                                             Pro      Pro Forma
                                                  Actual    Forma    as Adjusted
                                                 --------  --------  -----------
                                                          (unaudited)
                                                        (in thousands)
Long-term obligations, net of current portion..  $      3  $      3   $      3
                                                 --------  --------   --------
Stockholders' equity:
 Preferred stock, $0.0001 par value,
  5,000,000 shares authorized, no shares out-
  standing.....................................        --        --         --
 Common stock, $0.0001 par value, 25,000,000
  shares authorized, 11,241,476 shares
  outstanding, actual; 11,241,476 shares
  outstanding, pro forma; and 12,551,475 shares
  outstanding pro forma, as adjusted (1).......         1         1          1
 Additional paid-in capital....................    61,971    62,633    159,184
 Accumulated deficit...........................   (46,002)  (37,687)   (39,369)
 Warrants......................................        40     1,022         40
 Treasury stock................................        (2)       (2)        (2)
 Deferred compensation.........................      (474)     (331)      (331)
                                                 --------  --------   --------
  Total stockholders' equity...................    15,534    25,636    119,523
                                                 --------  --------   --------
   Total capitalization........................  $ 15,537  $ 25,639   $119,526
                                                 ========  ========   ========

--------
(1) The number of shares outstanding is based on the actual number of shares outstanding as of September 30, 1999. It excludes:
  . options to purchase 2,442,945 shares outstanding as of September 30, 1999, at a weighted average exercise price of $5.87 per share; and
  . warrants to purchase 60,561 shares outstanding as of September 30, 1999, at a weighted average exercise price of $6.26 per share.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock has been listed on the Nasdaq National Market since May 26, 1998, the effective date of our initial public offering. On August 28, 1998, we changed our name from SQL Financials International, Inc. to Clarus Corporation. Effective September 2, 1998, we changed our Nasdaq National Market symbol from "SQLF" to "CLRS." Prior to May 26, 1998, there was no established trading market for our common stock. The following table sets forth, for the indicated periods, the high and low closing sales prices for our common stock as reported by the Nasdaq National Market for all quarters since May 26, 1998.

                                                                  Closing Sales
                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   Calendar Year 1998
    Second Quarter (beginning May 27, 1998)...................... $10.00 $ 7.63
    Third Quarter................................................ $ 9.62 $ 3.53
    Fourth Quarter............................................... $ 8.63 $ 2.75
   Calendar Year 1999
    First Quarter................................................ $ 6.13 $ 3.31
    Second Quarter............................................... $ 5.91 $ 4.50
    Third Quarter................................................ $15.44 $ 5.06
    Fourth Quarter............................................... $71.00 $ 9.38
   Calendar Year 2000
    First Quarter (through January 6, 2000)...................... $88.00 $78.13

                                DIVIDEND POLICY

   We anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on the payment of dividends and other factors our Board of Directors deems relevant. In addition, our loan agreement with Transamerica Business Credit Corporation, Silicon Valley Bank and Sand Hill Capital II, L.P. prohibits the payment of dividends without prior lender approval.

                                     DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

   Our net tangible book value as of September 30, 1999, was approximately $4.8 million or $.43 per share of common stock. After giving effect to the sale of our financial and human resources software business and technologies to Geac and our indebtedness under a loan agreement with Transamerica Business Credit Corporation, Silicon Valley Bank and Sand Hill Capital II, L.P. and the value of the warrants issued to the lenders in connection with this loan, our pro forma net tangible book value as of September 30, 1999, was approximately $19.3 million or $1.72 per share of common stock. After giving effect to our sale of the 1,280,000 shares of common stock offered by this prospectus at an assumed public offering price of $78.13 per share, after deducting the estimated underwriting discount and offering expenses, and after giving effect to the exercise of the warrants described above, our pro forma, as adjusted net tangible book value as of September 30, 1999, would have been approximately $113.2 million or $9.02 per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $7.73 per share and an immediate dilution to new investors of $69.22 per share. The following table illustrates the per share dilution to new investors:

   Assumed public offering price per share........................       $78.13
     Increase per share attributable to this offering............. $7.73
     Increase due to pro forma adjustments........................  1.29
   Net tangible book value per share after the offering...........         9.02
                                                                         ------
   Dilution per share to new investors in this offering...........       $69.11
                                                                         ------

   The foregoing discussion and tables assume no exercise of any stock options outstanding as of September 30, 1999. The foregoing discussion and tables exclude:

  . options to purchase 2,442,945 shares of common stock outstanding as of September 30, 1999, at a weighted average exercise price of $5.87 per share; and

  . warrants to purchase 60,561 shares of common stock outstanding as of September 30, 1999, at a weighted average exercise price of $6.26 per share.

   To the extent that any of these shares are issued, there will be further dilution to new investors.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   Our selected combined financial information set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto. The following statement of operations and balance sheet data have been derived from our audited consolidated financial statements and should be read in conjunction with those statements which are incorporated by reference in this prospectus. The statement of operations data for the nine months ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1999, have been derived from our unaudited financial statements.

                                                                          Nine Months
                                                                             Ended
                                  Year Ended December 31,                September 30,
                          --------------------------------------------  ----------------
                           1994     1995     1996     1997      1998     1998     1999
                          -------  -------  -------  -------  --------  -------  -------
                                                                          (unaudited)
                                   (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
 License fees...........  $ 2,568  $ 5,232  $ 6,425  $13,506  $ 17,372  $14,066  $10,138
 Services fees..........      836    1,737    3,984    7,786    16,477   11,277   13,949
 Maintenance fees.......      417    1,221    2,647    4,696     7,791    5,351    7,349
                          -------  -------  -------  -------  --------  -------  -------
 Total revenues.........    3,821    8,190   13,056   25,988    41,640   30,694   31,436
Cost of revenues:
 License fees...........       98      291      416    1,205     1,969    1,525      969
 Service fees...........      860    1,421    2,904    5,338    10,353    7,223    9,632
 Maintenance fees.......      277      655    1,350    1,973     3,599    2,442    2,966
                          -------  -------  -------  -------  --------  -------  -------
 Total cost of
  revenues..............    1,235    2,367    4,670    8,516    15,921   11,190   13,567
Operating expenses:
 Research and
  development...........    2,130    3,882    5,360    6,690     6,335    4,157    6,730
 Purchased research and
  development...........        0        0        0        0    10,500        0        0
 Sales and marketing....    2,718    6,636    7,191    9,515    11,802    8,419   11,007
 General and
  administrative........    2,733    2,923    2,368    3,161     5,126    3,723    4,727
 Depreciation and
  amortization..........      162      369    1,125    1,406     2,154    1,456    2,800
 Non-cash compensation..        0        0        0       58       880      842      126
                          -------  -------  -------  -------  --------  -------  -------
 Total operating
  expenses..............    7,743   13,810   16,044   20,830    36,797   18,597   25,390
                          -------  -------  -------  -------  --------  -------  -------
Operating income
 (loss).................   (5,157)  (7,987)  (7,658)  (3,358)  (11,078)     907   (7,521)
Interest expense
 (income), net..........      (17)       2        6      274      (412)    (230)    (240)
Minority interest.......        0      (60)    (215)    (478)      (36)     (36)       0
                          -------  -------  -------  -------  --------  -------  -------
Net income (loss).......  $(5,140) $(8,049) $(7,879) $(4,110) $(10,702) $ 1,101  $(7,281)
                          =======  =======  =======  =======  ========  =======  =======
Net income (loss) per
 common share:
 Basic..................  $ (5.65) $ (6.19) $ (5.74) $ (2.97) $  (1.70) $  0.22  $ (0.66)
                          =======  =======  =======  =======  ========  =======  =======
 Diluted................  $ (5.65) $ (6.19) $ (5.74) $ (2.97) $  (1.70) $  0.13  $ (0.66)
                          =======  =======  =======  =======  ========  =======  =======
Weighted average common
 shares outstanding:
 Basic..................      910    1,300    1,373    1,386     6,311    5,080   11,010
                          =======  =======  =======  =======  ========  =======  =======
 Diluted................      910    1,300    1,373    1,386     6,311    8,767   11,010
                          =======  =======  =======  =======  ========  =======  =======

                                  Year Ended December 31,                   As of
                         ---------------------------------------------- September 30,
                          1994      1995      1996      1997     1998       1999
                         -------  --------  --------  --------  ------- -------------
                                                                         (unaudited)
                                                (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $   492  $  3,333  $  3,279  $  7,213  $14,799    $ 5,882
Working capital
 (deficit)..............  (1,424)   (2,555)   (3,422)     (453)   9,001     (1,032)
Total assets............   1,506     5,865     8,525    14,681   40,082     34,026
Long-term debt, net of
 current portion........     143        93     1,093       497      245          3
Total stockholders'
 (deficit) equity.......  (8,732)  (15,927)  (23,837)  (27,910)  22,111     15,534

                                    BUSINESS

Overview

   We develop, market and support an Internet-based business-to-business electronic commerce solution that automates the procurement and management of operating resources. Operating resources are the goods and services required to operate a company such as information technology, telecommunications and office equipment, professional services, maintenance, repair and operating supplies and travel and entertainment expenses. Our solution enables buyers to improve profitability by reducing processing costs associated with purchasing operating resources and by maximizing procurement economies of scale. Additionally, our solution benefits suppliers by reducing sales costs and providing the opportunity to increase revenues. Our solution also provides a framework to enable digital marketplaces, allowing companies to create trading communities and additional revenue opportunities. Our flagship product, Clarus eProcurement, has been deployed by customers such as AirTouch Support Services, First Data Corporation, MasterCard International, MetLife, Parsons Brinckerhoff, Perot Systems and The Container Store.

   Our solution, based on a free trade model, provides a direct Internet-based connection between buyer and supplier without requiring transactions to be executed through a centralized trading portal. Our solution performs the value-added trading services delivered by centralized trading portals, while eliminating the transaction fees and scalability limitations of those portals. It is designed to integrate with third party enterprise resource planning solutions such as those provided by J.D. Edwards, Oracle, PeopleSoft and SAP. By providing real-time purchasing data analysis, our solution also facilitates proactive management and control of operating resources. Our solution is based on a flexible, open architecture and leverages leading e-commerce technologies and industry standards such as Microsoft's e-commerce platform and XML. We also provide implementation and ongoing customer support services as an integral part of our complete procurement solution.

Industry Background

   According to Killen & Associates, a leading Internet market research firm, operating resource expenditures are often the largest segment of corporate expenditures, representing approximately 33% of an average company's total revenues. Most organizations buy operating resources through paper-based or semi-automated processes. These processes are costly, time consuming and complex and often include the re-entry of information, lengthy approval cycles and significant involvement of financial and administrative personnel. These time consuming processes often result in fulfillment delays to end-users, leading to productivity losses. Beyond the time and expense associated with manual processing costs, organizations suffer even greater costs when they cannot fully leverage procurement economies of scale. Most organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate volume discounts with preferred suppliers. In addition, many organizations suffer from a problem known as "maverick buying," which occurs when personnel do not follow internal purchasing guidelines for purchases. When preferred suppliers are not used, organizations typically do not capture purchasing discounts.

   Traditional procurement processes also result in missed revenue opportunities and additional costs to suppliers. When buyers are unable to channel purchases to preferred suppliers, these suppliers lose revenue. Suppliers also suffer from inefficient, error prone and manually intensive order fulfillment processes. Many suppliers dedicate significant resources to the manual entry of information from faxed or phoned-in purchase orders and the manual processing of paper checks, invoices and shipping notices. Suppliers also spend significant resources on customer acquisition and sales costs, including the production and distribution of paper catalogs. Without fully automated and integrated e-commerce technologies, both buyers and suppliers incur substantial extraneous costs in conducting commerce.

   By automating the operating resource procurement process, buyers can significantly reduce processing costs and enhance overall productivity, as end-users can order and receive requested items more quickly and with less effort. Automating the procurement process also lowers the overall costs of operating resources by enabling buyers to aggregate end-user purchases to maximize economies of scale. Additionally, because automating the procurement process minimizes end-user frustrations and facilitates the purchasing process, suppliers are likely to realize increased volume of orders and enhanced revenue opportunities. Automation also improves profitability for suppliers by reducing order processing and sales costs. With the adoption of the Internet as a business communication platform, organizations have begun to automate enterprise-wide and inter-organizational procurement activities. According to International Data Corporation, the worldwide market for Internet-based electronic procurement applications is expected to experience tremendous growth, increasing from approximately $147 million in 1998 to approximately $5.3 billion in 2003.

   In addition to the growth in the electronic procurement market, the rapid formation of digital marketplaces is another important e-commerce trend. Enablers of digital marketplaces, or Internet market makers, provide a common trading hub that is specifically designed to enable multi-buyer/multi-seller interaction and collaboration. Digital marketplaces enable new methods of commerce such as online sourcing, dynamic pricing and negotiations. These marketplaces are emerging across a variety of industry sectors and support different business models and functions. Analysts expect digital marketplaces to play a major role in the growth of e-commerce, as evidenced by The Gartner Group's prediction that, by 2001, 70% of distributors who operate online will generate more than 80% of their sales through online marketplaces.

   Most Internet-based procurement systems use a centralized trading portal through which all transactions must be effected. These portals typically charge transaction fees to either the buyer, the supplier or both. In addition to transaction fees, other potential disadvantages of the centralized trading portal model include decreased performance and reliability during times of heavy volume, disclosure of confidential trading data and vendor-controlled trade. Additionally, the rapid proliferation of digital marketplaces has created a significant need for an enabling software solution. As a result, we believe that there is a significant market opportunity for a comprehensive solution that optimizes electronic procurement and the development of digital marketplaces.

Our Solution

   We are a leading provider of Internet-based business-to-business electronic commerce applications that automate the procurement and management of operating resources. Our solution provides a framework to manage corporate procurement and enable digital marketplaces. Key elements of our solution include the following:

  . Leveraged Network Model. Our solution, based on a free trade model, provides a direct Internet-based connection between buyer and supplier without requiring transactions to be executed through a centralized trading portal. Our trading network, SupplierUniverse, performs the value-added trading services delivered by centralized trading portals, including content management and auction capabilities, while eliminating the transaction fees and scalability limitations of those portals. In addition, because procurement activity is not funneled through a single site, confidentiality and performance concerns are mitigated. We believe that the benefits of our leveraged network model will become increasingly compelling to customers seeking to reduce costs, improve operational efficiencies and develop new revenue opportunities.

  . Integration with Existing Software. Clarus Fusion is an XML-based integration framework that enables customers to quickly and easily integrate our electronic procurement application with existing enterprise resource planning systems. The integration of e-commerce solutions with enterprise resource planning software has traditionally been a challenging process given the complex and inflexible nature of custom implementations. Additionally, providers of e-commerce software solutions have had to address the problem of re-integrating the same products upon the release of a new version of their software or new versions of customers' enterprise resource planning systems. In contrast, Clarus Fusion provides a packaged integration solution by allowing links to be built to integrate our electronic procurement application with specific enterprise resource planning systems. We have developed Clarus Fusion Links for Oracle and Geac, and we are developing links to other major enterprise resource planning systems, including PeopleSoft, Epicor and J.D. Edwards.

  . Zero Capital and Hosted Application Alternatives. We have recently introduced a subscription-based zero capital model that will enable our customers to pay a monthly subscription fee for our software. We believe that our zero capital model will allow companies to realize a more rapid return on their investment by decreasing their up-front software expenditures and eliminate the challenges associated with capital budgeting. In addition, we have developed partnerships with application service providers who offer our customers a hosted software alternative as opposed to an on-site implementation. By leveraging these partnerships, customers can more rapidly and cost effectively deploy our solution while outsourcing the ongoing management and operation of our software. Through our zero capital model, we offer a broad range of businesses the opportunity to realize the benefits of our corporate procurement and digital marketplace solutions.

  . Open Architecture. Our solution is based on an open architecture and leverages leading electronic commerce technologies and industry standards such as Microsoft's e-commerce platform and XML. Our open architecture allows for maximum flexibility, scalability, ease of administration, lower infrastructure costs and rapid deployment.

Our Strategy

   Our objective is to be a leading global provider of business-to-business e-commerce applications that automate the procurement and management of operating resources. The key elements of our strategy are as follows:

  . Achieve Broad Market Penetration. We have developed a multi-channel distribution strategy to encourage and support our strategy of achieving widespread market penetration of our products. Our direct sales force targets large businesses. In addition, we market our solution to mid-sized businesses through a growing number of indirect channels, including application service providers, systems integrators and resellers. We also intend to achieve widespread acceptance of our procurement solution through our zero capital model.

  . Leverage Solution into Digital Marketplaces. We intend to continue to leverage our procurement technology into the rapidly emerging market for value added trading communities. Our approach is to provide the software that enables market makers to create their own digital marketplaces, not to actively own and operate the marketplaces. We intend to leverage our multi-channel distribution strategy to more rapidly accelerate the adoption of our solution as an enabler of digital marketplaces. In addition, we have dedicated significant resources to the continued development and delivery of our digital marketplace solution, and we intend to develop partnerships to increase the functionality of the solution.

  . Increase International Market Presence. We believe that there is a significant opportunity to establish Clarus as the leading provider of Internet-based procurement solutions in international markets. To capitalize on this opportunity, we are continuing to globalize our Clarus Commerce product suite and form strategic alliances with international partners to provide global distribution channels. We have formed a subsidiary in the United Kingdom to expand our distribution capabilities in Europe. We have also recently entered into partnerships with the leading Microsoft distributors in South America and New Zealand and with Perot Systems, a leading international systems integrator.

  . Build Brand Awareness Through Strategic Alliances. To build awareness of the Clarus brand and the key differentiators of our solution, we are aggressively developing relationships with technology market leaders through our focused business development organization. With these strategic partners, we conduct various co-branded marketing campaigns involving print advertisements, participation in traditional and web-based seminars and presentations at trade shows. Our key strategic partners include Cisco Systems, Compaq, MasterCard, Microsoft and Perot Systems.

Products

   Our Clarus Commerce solution includes an integrated suite of business-to-business e-commerce applications and an online trading network that together optimize the procurement and management of operating resources. Our solution enables buyers to improve profitability by reducing processing costs associated with purchasing operating resources and by maximizing procurement economies of scale. Additionally, our solution benefits suppliers by reducing sales costs and providing the opportunity to increase revenues. Our solution also provides a framework to enable digital marketplaces, allowing companies to create trading communities and additional revenue opportunities. Our Clarus Commerce suite of products and online trading network are based on a flexible, open architecture that leverages leading electronic commerce technologies and industry standards including Microsoft's e-commerce platform and XML. Our Clarus Commerce solution includes:

  .  Clarus eProcurement;

  .  Clarus SupplierUniverse;

  .  Clarus Content Services;

  .  Clarus Fusion;

  .  Clarus View; and

  .  Clarus eXpense.

     [illustration to appear here will be a smaller scale exact replica of the illustration described on the inside front cover and gatefold]

   Clarus eProcurement. Clarus eProcurement is an intranet-based business-to-business electronic commerce application that automates the procurement of operating resources. Clarus eProcurement connects end-users, approvers and purchasing professionals in a streamlined procurement process. Clarus eProcurement benefits employees by ensuring that they efficiently receive the appropriate operating resources at a favorable price from approved corporate suppliers. Clarus eProcurement relieves purchasing professionals of the burden of requisitioning, checking and consolidating, freeing them to enhance and expand supplier relationships. Orders can be placed with suppliers in a number of ways, including by facsimile, e-mail or electronic data interchange transfer. The key characteristics of Clarus eProcurement are:

  . User-friendly Interface. Because it requires only minimal training, our browser-based user interface promotes usage by all employees. The primary components of our user-friendly interface include:

    -- Clarus eTour--delivers an innovative, multi-sensory online training experience that is an integral part of the application.

    -- Navigator--offers an intuitive menu system that aids users in navigating the application with proactive directions and advice.

    -- LaunchPath--consists of a graphical step-by-step process that leads users through procurement activity and provides shortcuts directly to a specific task.

    -- SmartCursor--provides interactive, non-intrusive feedback for end-users as they navigate the application in the form of content-sensitive tips, help, directions and drop-down messages typically not available in browser-based applications.

    -- QuickApproval--gives purchasing professionals a streamlined, intuitive means of rapidly performing approval duties from a single screen.

  . Adaptable Business Rules. Using Clarus ActivePolicy and its graphical capabilities, organizations can rapidly address changing business policies and organizational structures. Clarus ActivePolicy requires no programming and therefore reduces reliance on a company's information technology organization.

  . Access to Content. Clarus eProcurement provides collaborative content by supporting all types of catalog content-, buyer-, supplier- or aggregator-managed. Organizations can manage their own content or outsource the management, normalization and rationalization of their content. Users enjoy the same shopping experience regardless of the content source.

   Clarus SupplierUniverse. Clarus SupplierUniverse consists of two components. First, SupplierUniverse.com manages buyer and seller trading profiles and provides centralized trading services such as managing requests for qualification and conducting reverse auctions. Second, a distributed XML-based software component resides on the buyer or application service provider site and executes Internet-based transactions directly between buyers and suppliers. It performs functions such as managing catalog content, translating orders and catalog formats and accessing supplier- and aggregator-managed content.

   Clarus SupplierUniverse promotes a free trade environment through a direct Internet-based connection between buyer and supplier without requiring transactions to be executed through a centralized trading portal. Our solution performs all the value-added trading services delivered by centralized trading portals while eliminating the transaction fees and the scalability limitations of those portals. In addition, because procurement activity is not funneled through a single site, confidentiality and performance concerns are mitigated.

   Clarus Content Services. We recently introduced Clarus Content Services, which is a comprehensive content management service that allows suppliers to outsource catalog management. This service, which we offer on a subscription basis through SupplierUniverse, delivers a scaleable content management solution and accelerates deployment for suppliers without imposing transaction fees. Features of the service include normalization and rationalization of supplier content, Internet-based administration tools for catalog and contract updates, proactive buyer alerts for content and contract updates, spot buying and sourcing for new business opportunities and advanced search capabilities.

   Clarus Fusion. To solve one of the most difficult problems customers face in automating the procurement of operating resources, Clarus Fusion quickly and easily integrates our electronic procurement application with major enterprise resource planning systems, including those provided by J.D. Edwards, Oracle, PeopleSoft and SAP. The key characteristics of Clarus Fusion are:

  . Synchronization. To ensure accuracy and achieve organizational efficiencies, organizations must synchronize the data in their e-commerce and enterprise resource planning systems. Clarus provides near real-time integration with enterprise resource planning systems using message-based technology.

  . Reduced Cost of Ownership. According to industry analysts, implementation and custom integration of e-commerce applications typically represent a majority of overall system ownership costs. Clarus Fusion is packaged enterprise resource planning integration software that eliminates the need for custom integration and dramatically reduces implementation costs.

  . Ability to Adapt. In a dynamic business environment and rapidly changing e-commerce market, organizations must adapt to change and exploit new advancements in e-commerce applications. Custom integration of an e-commerce application with an enterprise resource planning system inhibits organizations from upgrading to new releases of e-commerce applications without significant modification. Clarus Fusion provides an integration framework that couples the Clarus

     Commerce suite of products with multiple enterprise resource planning systems without the need for custom integration.

  . Compatibility. To ensure compatibility with existing and future applications, Clarus Fusion is XML-based and complies with the Open Application Group Integration Specification, a widely-accepted standard for integrating applications, and Biztalk, a Microsoft framework for e-commerce integration.

  . Analytical Capabilities. Unlike many traditional systems that lack an integration framework, Clarus Fusion offers an open framework that integrates data for both transactional and analytical purposes.

   Clarus View. Clarus View provides built-in procurement analytics for purchasing professionals and business managers. The key characteristics of Clarus View are:

  . Proactive Business Metrics. Clarus View provides graphical, personalized key performance indicators of procurement and expense data on virtually a real-time basis. The application gives decision-makers the capability to modify, create and save views according to their needs. Using best practice key performance indicators for financial and commodity analysis and supplier performance, decision-makers can track current trends in metrics such as requisition amount, committed and uncommitted, average days to approval and fulfillment and expenditure on catalog versus non-catalog items.

  . Real-time Expense Control. Clarus View provides near real-time analysis and allows decision makers to access the most recent data on operating resources, pinpoint problem areas and make immediate adjustments.

  . Rapid Implementation. Clarus View is a pre-packaged analytical application that does not require the lengthy custom implementations or data warehousing initiatives normally associated with traditional data analysis projects.

  . Open Solution. Although Clarus View is a pre-packaged application, it has an open framework that integrates data from other sources within the organization.

   Clarus eXpense. Clarus eXpense is an application that automates employee expense reimbursement. It is designed to reduce travel and expense costs, accelerate the reimbursement cycle and improve employee satisfaction. The key characteristics of Clarus eXpense are:

  . Adaptable Workflow. Through Clarus ActivePolicy and situational routing, the system can easily adapt to changing business policies, organizational structures and business needs. Situational routing enhances flexibility by allowing expense reports or line items to be routed according to organizational needs.

  . Proactive Process Control. Clarus eXpense accelerates the reimbursement cycle by maintaining the flow of expense reports without compromising travel and expense policies.

  . Policy Control. Clarus eXpense's exception-based auditing promotes easy detection of employee travel and expense policy irregularities.

  . Built-in Best Practices. Clarus eXpense contains internally-developed, best practice policies for expense management. These policies are pre-packaged, eliminating lengthy development and implementation cycles.

Client Services

   Our client services organization provides our customers with implementation services, training and support. This organization educates our customers on the strategy, methodology and functionality of our

Clarus Commerce suite of products and implements our solution, on average, within four months. We typically offer our implementation services to customers on a time and materials basis. We also offer several packaged service offerings designed to provide low-risk, cost-efficient implementations for new customers. Additionally, we have developed relationships with systems integrators to augment the implementation efforts provided by our client services organization.

   Our education services group provides product training to our customers and partners. We provide full classroom instruction for client project team members and for end-users. We also provide product training and certification for our implementation partners. We offer hands-on, instructor-led courses at our corporate training facility and may also conduct such courses at the customer's site. We also have a web-based, self-guided, multi-media tutorial geared for training large numbers of remote end-users. Our web-based training product can reduce the cost of deployment for large organizations. All of our courseware may be tailored to the customer's specific needs.

   We have dedicated personnel within our client services organization to support our solution once implemented. We generally enter into a maintenance contract with our customers, renewable on an annual basis. Traditionally, customer service organizations log customer incident reports and requests for information manually, then circulate this information through the customer service organization to prioritize the information and determine an appropriate response. This manually intensive process of responding to customers is time consuming for both the customer service organization and the customer.

   In contrast, our client services organization provides support for customers through various media that channel information to a single integrated customer relationship management system. We have a call center available to respond to customer inquiries, requests and incident reports. Customers may also access our client services organization at any time by using our Internet-based service, Total Care Direct. Using Total Care Direct, customers may log inquiries, requests and incident reports. By selecting options on the Total Care Direct web site, customers may accurately describe the nature and priority of the request. Total Care Direct then links directly to our ONYX customer service software and to our call center to route the information immediately to the appropriate members of our client services organization. Once the request has been submitted, customers may receive real-time status updates through Total Care Direct. This automated process allows our client services organization to respond to our customers quickly and efficiently. Through Total Care Direct, customers may also receive answers to frequently asked questions, download product updates and participate in chat rooms with other customers.

Strategic Alliances and Relationships

   To ensure that we deliver a comprehensive solution to our customers, in early 1999 we established a strategy and business development organization to develop strategic relationships with application service providers, systems integrators, resellers and other partners. These relationships further our strategy of rapidly deploying our business-to-business e-commerce solutions to a large number of organizations.

   We have developed relationships with application service providers such as Cereus Technology Partners, Data Return, Interliant, Neoexpert and USinternetworking. These application service providers host our applications and allow us to offer our customers an alternative to the resource- and capital-intensive process of internally deploying and managing our applications.

   In addition, we have developed relationships with regional, national and international systems integrators such as Deloitte & Touche and Perot Systems. These systems integrators implement our products and often assist us with sales lead generation. We have certified and trained approximately 50 consultants in these organizations for the implementation and operation of our products. We expect that these partners will represent an increased percentage of our implementation services in the future. See "Risk Factors--Market adoption of our solution will be impeded if we do not continue to establish and maintain strategic relationships" (page 7).

   We also have developed relationships with selected resellers such as Compaq and Perot Systems. By acting as a global sales and delivery channel, we believe these resellers will accelerate the use and deployment of our solution by distributing our Clarus Commerce suite of products to a broad range of organizations.

   We have also developed relationships with digital market makers such as Lynxus and EBTech. These partners offer our products on business-to-business portal web sites. Because these partners create a community of smaller organizations that our direct sales force would not ordinarily target, we are able to expand our market opportunities.

   We have been selected as the first corporate procurement vendor to participate in the hosted application solutions initiative recently announced by Cisco Systems and Microsoft. Cisco Systems and Microsoft will collaborate to provide application service providers with an end-to-end solution for deploying outsourced applications and services. Additionally, to build awareness of the Clarus brand, we are aggressively developing relationships with other technology market leaders. With these strategic partners, we conduct various co-branded marketing campaigns involving print advertisements, participation in traditional and web-based seminars and presentations at trade shows. In addition to Cisco Systems and Microsoft, other key strategic partners include Compaq, MasterCard and Perot Systems.

Customer Case Studies

   The following case studies illustrate the business benefits that three of our customers are deriving from our Clarus Commerce suite of products.

   MasterCard International. MasterCard International is a leader in the global credit and debit card industry. MasterCard implemented our solution in 1998 and has deployed it to approximately 1,100 employees. Through our solution, MasterCard has access to approximately 50,000 different operating resource items. By using our solution, MasterCard reduced its cost of processing purchase orders by approximately 15%. Our solution has provided MasterCard with valuable analysis and reporting capabilities, and MasterCard plans to continue its deployment of our solution to over 2,300 employees.

   MetLife. MetLife, a leading insurance and financial services provider, has deployed Clarus eProcurement to over 2,000 users in over 900 locations to enable its employees to select goods and services from local or Internet-based catalogs and electronically place orders with suppliers. MetLife chose our solution based upon our ability to provide its decision-makers with an interactive solution for proactively managing operating resources. MetLife conducted an extensive evaluation of six leading electronic procurement solutions. We were able to demonstrate our ability to satisfy MetLife's key decision criteria, which included cost savings, corporate vision, user interface, technology risk and customer service. MetLife selected our solution based on expectations that it would reduce its costs and improve traditional processes for purchasing operating resources.

   Our solution has enabled MetLife to streamline its purchasing process, improve its turnaround time from approximately 2.5 days to 1, reduce administrative headcount by approximately 83%, consolidate electronic platforms of existing purchasing systems and provide improved analytical data for leverage in vendor negotiations. MetLife estimates that using Clarus eProcurement has allowed it to reduce purchase orders by approximately 73%.

Sales and Marketing

   We sell our software and services through our direct sales force and a growing number of indirect channels. Our direct sales force, consisting of 35 sales professionals as of December 31, 1999, is organized geographically into four regions, each of which operates under the direction of a regional sales manager. Our sales professionals receive a base salary and earn commissions based on achieving quarterly and annual sales goals. We have also developed indirect channels to accelerate market adoption of our solution. These indirect channels include partnerships with application service providers, systems integrators, resellers and other partners. The sales cycle for our business-to-business e-commerce products averages four to nine months.

   We have designed our marketing strategy to position us as a leading global provider of Internet-based business-to-business electronic commerce applications to automate the procurement and management of operational resources. In support of this strategy, we engage in a full range of marketing programs focused on creating awareness and generating qualified leads. These programs include developing and maintaining alliances with business partners such as MasterCard, Microsoft and Perot Systems. We participate in trade shows and seminars, use telemarketing campaigns, advertise in major periodicals and business publications and conduct direct mail campaigns. In addition, we maintain a web site, www.claruscorp.com, that is integrated with our sales, marketing, recruiting and fulfillment operations.

Competition

   The market for our products is highly competitive and subject to rapid technological change. In targeting the e-commerce market, we must compete with electronic procurement providers such as Ariba and Commerce One. We also anticipate competition from some of the large enterprise resource planning software vendors, such as Oracle and SAP, which have announced business-to-business electronic procurement solutions. A number of companies, including International Business Machines, have stated an interest in electronic procurement. In addition, we believe we will experience increased competition from travel and expense software companies, such as Concur and Extensity.

   The principal competitive factors affecting our market include having a significant base of referenceable customers, breadth and depth of solution, a critical mass of buyers and suppliers, product quality and performance, customer service, architecture, product features, the ability to implement solutions and value of solution. We believe our solution competes favorably with respect to these factors. See "Risk Factors-- Competition from other electronic procurement providers may reduce demand for our products and cause us to reduce the price of our products" (page 7).

Research and Development

   Our success depends in part on our ability to continue to meet customer and market requirements with respect to the functionality, performance, technology and reliability of our products. We invest, and intend to continue to invest, in our research and development efforts.

   Our research effort focuses on identifying new and emerging technologies and engineering processes, especially with respect to Internet and intranet transaction processing. Our development effort focuses primarily on the product delivery cycle and our associated technologies and software life-cycle processes. Our development teams consist of software engineering, documentation and quality assurance personnel who have extensive industry experience. Specific responsibilities of our development teams include:

  .  enhancing functionality and performance within our product line;

  . developing new products and integrating with strategic third-party products to strengthen our product line;

  . updating our product line to remain current and compatible with new operating systems, databases and tools; and

  . managing and continuously improving the overall software development process.

   We proactively seek formal customer feedback through conferences, focus groups and surveys in order to enhance our products to meet changing business requirements. We are committed to developing new releases of our products to provide a highly functional, integrated solution.

   Our research and development expenditures were approximately $6.7 million, $6.3 million and $6.7 million for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. All of our research and development expenditures in 1997 and substantially all of our research and development expenditures in 1998 were related to our enterprise resource planning business that we sold to Geac in October 1999. The majority of our research and development expenditures in 1999 were related to our e-commerce products.

   As of December 31, 1999, we employed 62 research and development personnel. We have from time to time supplemented, and plan to continue to supplement, our research and development organization through outside contractors and consultants when necessary.

Proprietary Rights and Licensing

   Our success depends significantly on our internally-developed intellectual property and intellectual property licensed from others. We rely primarily on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and license arrangements to establish and protect our proprietary rights in our software products.

   We have no patents, and existing trade secret and copyright laws afford only limited protection of our proprietary rights. We have applied for registration for certain trademarks and will continue to evaluate the registration of copyrights and additional trademarks as appropriate. Because of the rapid pace of technological change in the software industry, we believe that the intellectual property protection of our products is a less significant factor in our success than the knowledge, abilities and experience of our employees, the frequency of our product enhancements, the effectiveness of our marketing activities and the timeliness and quality of our support services.

   We enter into license agreements with each of our customers. Each of our license agreements provides for the customer's non-exclusive right to use the object code version of our products. Our license agreements prohibit the customer from disclosing to third parties or reverse engineering our products and disclosing our other confidential information. See "Risk Factors--Illegal use of our proprietary technology could result in substantial litigation costs and divert management resources" (page 10) and--"Claims against us regarding our proprietary technology could require us to pay licensing or royalty fees or to modify or discontinue our products" (page 10).

Employees

   Our employees are based in the United States, Canada and the United Kingdom. As of December 31, 1999, we had a total of 192 employees, including 26 in client services, 13 in strategy and business development, 35 in sales, 21 in marketing, 62 in research and development and 35 in finance and administration.

   None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be excellent.

Facilities

   Our corporate headquarters is located in Suwanee, Georgia, where we lease approximately 89,000 square feet. This location houses client services, strategy and business development, sales and marketing, research and development and finance and administration. We also lease executive suites, primarily for sales offices. We believe our facilities are adequate for future growth.

Legal Proceedings

   We are subject to claims and litigation in the ordinary course of business. We believe that any pending claims and litigation will not have a material adverse effect on our consolidated financial position.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, positions held by them and their ages as of December 31, 1999 are as follows:

Name                      Age Position
----                      --- --------
Stephen P. Jeffery......   44 Chairman, Chief Executive Officer and President
Joseph E. Bibler........   40 Vice President, Client Services
Robert L. Clay..........   39 Vice President, Products
William M. Curran, Jr...   37 Vice President, Sales
Steven M. Hornyak.......   34 Vice President, Strategy and Business Development
Julie K. Smith..........   39 Vice President, Marketing
Arthur G. Walsh, Jr.....   52 Vice President, Chief Financial Officer and Secretary
Norman N. Behar (1).....   37 Director
Tench Coxe (2)..........   41 Director
Donald L. House (2).....   58 Director
Mark A. Johnson (2).....   47 Director
William S. Kaiser (1)...   44 Director
Said Mohammadioun (1)...   52 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

   Stephen P. Jeffery joined us in November 1994 as Vice President of Marketing and was elected Vice President of Sales and Marketing in June 1995. He was elected President in October 1995, a director in October 1997, Chairman of the Board in December 1997 and Chief Executive Officer in February 1998. Prior to joining us, Mr. Jeffery was employed by Hewlett-Packard, where he served as the manager of Hewlett-Packard's client/server solutions and partner programs as well as in a variety of sales and marketing management positions in the United States and Europe for 15 years. Mr. Jeffery also served in sales with International Business Machines prior to joining Hewlett-Packard.

   Joseph E. Bibler joined us in February 1997 as Vice President of our former services subsidiary and was elected President of our former services subsidiary in February 1998. In January 1999, he was elected as Vice President and is currently responsible for client services. Prior to joining us, Mr. Bibler spent 15 years with Andersen Consulting, most recently as an Associate Partner. At Andersen Consulting, he served in a variety of roles, including leading one of Andersen's regional software implementation practices.

   Robert L. Clay joined us in October 1996 as Director of Product Marketing and became Assistant Vice President of Products in August 1999. Mr. Clay was elected Vice President of Products in December 1999. Prior to joining us, Mr. Clay served in various positions from 1994 to 1996 with Attachmate, formerly DCA, most recently as Vice President of client/server and Internet products and Director of Product Marketing of client/server and Internet products.

   William M. Curran, Jr. joined us in February 1996 as a Regional Sales Manager for our Southern region. In August 1997, Mr. Curran was elected Vice President of Sales for our Eastern region, and in January 1999, he was elected Vice President and is currently responsible for our entire sales organization. Prior to joining us, Mr. Curran was employed by Geac from November 1989 until February 1996 as a Senior Account Executive.

   Steven M. Hornyak joined us in December 1994 as an Account Executive and was promoted to Regional Sales Manager for our Northeast region in 1996. In August 1997, Mr. Hornyak was elected Vice President of Marketing. In January 1999, Mr. Hornyak was elected as Vice President and is currently responsible for our strategy and business development organization. Prior to joining us, Mr. Hornyak served in a variety of sales and consulting roles for Oracle from June 1992 until December 1994. Mr. Hornyak served as a management consultant with PricewaterhouseCoopers from 1990 to 1992.

   Julie K. Smith joined us in 1993 as a Senior Account Executive. She joined our marketing organization in May 1996 as Product Marketing Manager and was promoted to Director of Marketing Communications in September 1997. Ms. Smith was elected Vice President of Marketing in December 1999. Prior to joining us, Ms. Smith was employed by Oracle, where she served as an Application Sales Representative for the client/server applications. Ms. Smith also served in a variety of software sales and professional services positions with Dun & Bradstreet Software and Computron for 11 years.

   Arthur G. Walsh, Jr. joined us in November 1992 as Chief Operating Officer and Secretary. In October 1995, Mr. Walsh was elected Vice President of Customer Service and Operations and Secretary/Treasurer. From April 1997 until October 1997, he served as Vice President and Secretary/Treasurer. In October 1997, Mr. Walsh was elected Vice President of Human Resources and Secretary/Treasurer. From December 1997 until March 1998, he also served as Chief Financial Officer. In April 1998, Mr. Walsh was elected Vice President of Human Resources and Secretary, serving in that role until January 1999, when he was elected to Vice President, Corporate Affairs and Secretary. Since August 1999, Mr. Walsh has served as our Vice President, Chief Financial Officer and Secretary.

   Norman N. Behar has served as a member of our Board of Directors since January 1999. Mr. Behar has served as the President and Chief Executive Officer of employeesavings.com since July 1999. From November 1998 through March 1999, Mr. Behar served as Executive Vice President of Clarus CSA following our acquisition of ELEKOM. Mr. Behar was ELEKOM's President and Chief Executive Officer from January 1998 to November 1998. From January 1996 to December 1997, Mr. Behar was President and Chief Executive Officer of Catapult, a provider of personal computer training services. From April 1991 until December 1995, Mr. Behar was Chief Operating Officer of Catapult.

   Tench Coxe has served as a member of our Board of Directors since September 1993. Mr. Coxe has served as a managing director of the general partner of Sutter Hill Ventures, a venture capital company located in Palo Alto, California, since 1989. Mr. Coxe also serves on the Boards of Directors of Alteon WebSystems, Copper Mountain Networks and Nvidia and on the Boards of Directors of several privately-held companies.

   Donald L. House has served as a member of our Board of Directors since January 1993. Mr. House served as Chairman of our Board of Directors from January 1994 until December 1997 and as our President from January 1993 until December 1993. Mr. House also serves on the Board of Directors of eShare Technologies, where he serves as Chairman of its Audit Committee and as a member of its Compensation Committee, and serves on the Board of Directors of Carreker-Antinori, where he is a member of its Audit Committee. Mr. House also serves on the Board of Directors of several privately-held companies.

   William S. Kaiser has served as a member of our Board of Directors since November 1992. Mr. Kaiser joined Greylock Management, a venture capital company located in Boston, Massachusetts, in 1986 and became a General Partner in 1988. Mr. Kaiser also serves on the Boards of Directors of Open Market, Red Hat, Student Advantage and several privately-held companies.

   Mark A. Johnson has served as a member of our Board of Directors since July 1998. Mr. Johnson has served as the Vice Chairman of CheckFree, a supplier of financial e-commerce services, software and related products, since 1997. He also serves on the Board of Directors of CheckFree. From 1982 until 1997, Mr. Johnson served in various capacities with CheckFree, including as President in 1996 and as Executive Vice President of Corporate Development from 1990 until 1996.

   Said Mohammadioun has served as a member of our Board of Directors since March 1998. Mr. Mohammadioun has served as Chairman and Chief Executive Officer of Synchrologic since October 1996. From March 1995 until September 1996, he was a private investor in small technology companies. Mr. Mohammadioun was Vice President of Lotus Development from December 1990 until February 1995.

   Our executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualified. There are no family relationships among any of our executive officers or directors.

   Our Board of Directors is divided into three classes, with the members of each class of directors serving for staggered three-year terms. Messrs. Coxe and House serve in the class having a term that expires in 2000; Messrs. Jeffery and Mohammadioun serve in the class having a term that expires in 2001; and Messrs. Behar, Kaiser and Johnson serve in the class having a term that expires in 2002. Upon the expiration of the term of each class of directors, directors comprising the class of directors will be eligible to be elected for a three-year term at the next succeeding annual meeting of stockholders.

   Our classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of our Board of Directors.

Director Compensation

   Directors who are not our employees currently include Messrs. Behar, Coxe, House, Johnson, Kaiser and Mohammadioun. Directors who are not our employees do not receive an annual retainer or any fees for attending regular meetings of the Board of Directors. Our directors may participate in our 1998 Stock Incentive Plan. On January 28, 1999, Mr. Behar was granted an option to purchase 18,750 shares of our common stock at an exercise price of $3.50 per share, and on May 27, 1999, he was granted an option to purchase 2,500 shares of our common stock at any exercise price of $5.41 per share. In addition, on May 27, 1999, each of our other directors at that time, other than Mr. Jeffery, was granted options to purchase 7,500 shares of our common stock at an exercise price of $5.41 per share.

Executive Compensation

   The following table sets forth certain information regarding compensation earned by Stephen P. Jeffery, our Chief Executive Officer at December 31, 1999, and our four other most highly compensated executive officers who were serving as executive officers on December 31, 1999:

                                                         Long-Term
                         Annual Compensation           Compensation
                                 (1)                    Awards (2)
                        -------------------------- ---------------------
Name and Principal                                 Securities Underlying  All Other
Position                Year  Salary       Bonus      Options Granted    Compensation
------------------      ----  ------       -----   --------------------- ------------
Stephen P. Jeffery..... 1999 $225,666     $ 93,257        110,000                --
 Chairman, Chief Execu- 1998
  tive Officer                240,672      129,843        112,499                --
 and President          1997  160,417 (3)   77,192         75,000                --
Joseph E. Bibler....... 1999  209,027      158,376         20,000                --
 Vice President, Client
  Services              1998  180,451      130,187         40,000                --
                        1997  142,826       41,479         60,000                --
William M. Curran,
 Jr.................... 1999  142,223      244,578             --                --
 Vice President, Sales  1998  142,586      388,512         80,500                --
                        1997  111,748      181,388         45,000                --
Steven M. Hornyak...... 1999  175,666       94,558        100,000                --
 Vice President, Strat-
  egy and               1998  156,177       90,143         40,000                --
 Business Development   1997  123,776      135,252         51,000          $ 53,394 (4)
Arthur G. Walsh, Jr.... 1999   94,917       30,563          6,000 (5)       202,433 (6)
 Vice President, Chief
 Financial              1998  152,586       60,215             --                --
 Officer and Secretary  1997  150,900           --         30,000                --

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical insurance, group life insurance or other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.
(2) We did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments to our executive officers during 1999, 1998 or 1997. Options granted to the named executive officers, other than to Mr. Jeffery in February 1998, were granted at fair market value on the date of grant as determined by our Board of Directors.
(3) Includes $14,583 in deferred compensation earned in 1996.
(4) Represents a one-time payment for relocation expenses.
(5) These options were forfeited in July 1999.
(6) Represents consulting fees and other payments.

   The following table sets forth all individual grants of stock options during 1999 to each of our named executive officers:

                             Option Grants in 1999

                                                                                 Potential Realizable
                                                                                   Value at Assumed
                                                                                     Annual Rates
                                                                                    of Stock Price
                                                                                   Appreciation for
                                     Individual Grants                              Option Term (2)
                          ----------------------------------------               --------------------
                          Number of    Percent of
                          Securities  Total Options
                          Underlying   Granted to
                           Options    Employees in  Exercise Price Expiration
Name                      Granted (1)  Fiscal Year    Per Share       Date           5%        10%
----                      ----------  ------------- -------------- ----------    --------- ----------
Stephen P. Jeffery......   110,000         8.9%         $ 5.41       5/27/06     $ 242,265 $  564,582
Joseph E. Bibler........    20,000         1.6%          47.75      12/16/06       388,781    906,025
William M. Curran, Jr...        --          --              --            --            --         --
Steven M. Hornyak.......    15,000         1.2%           3.50       1/28/06        21,373     49,808
                            35,000         2.8%           5.56       4/29/06        79,222    184,620
                            50,000         4.0%          47.75      12/16/06       971,952  2,265,062
Arthur G. Walsh, Jr.....     6,000            *           3.50       7/31/99 (3)        --         --

--------
* Less than 1%
(1) All options were granted pursuant to our SQL 1992 Stock Plan or our 1998 Stock Incentive Plan at an exercise price not less than fair market value on the date of grant based on our closing sales prices as reported on the Nasdaq National Market. Options granted prior to December 16, 1999, vest in installments over a period of four years with 20% of the options vesting 12 months from the date of grant, 40% vesting 24 months after the date of grant, 70% vesting 36 months after the date of grant and 100% vesting 48 months after the date of grant. Options granted on or after December 16, 1999, vest in forty-eight monthly installments. The options expire seven years after the date of grant.
(2) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission.
(3) These options were forfeited on July 31, 1999.

   The following table provides information regarding options exercised and exercisable and unexercisable stock options held as of December 31, 1999, by each of the named executive officers.


                      Aggregated Option Exercises in 1999
                           And Year End Option Values

                                                    Number of Securities
                                                   Underlying Unexercised   Value of Unexercised In-
                          Number of                Options at Fiscal Year     the-Money Options at
                           Shares                            End               Fiscal Year End (2)
                          Acquired   Dollar Value ------------------------- -------------------------
Name                     on Exercise Realized (1) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------ ----------- ------------- ----------- -------------
Stephen P. Jeffery......   37,500      $668,827     153,749      226,250    $9,482,714   $14,101,000
Joseph E. Bibler........    3,000        32,640      26,000       88,000     1,576,900     4,452,750
William M. Curran, Jr.
 .......................   44,600       533,727          --       95,900            --     5,625,274
Steven M. Hornyak.......   15,510       144,781      20,000      164,490     1,202,920     7,751,047
Arthur G. Walsh, Jr.....    7,500       122,085          --           --            --            --

--------
(1) Dollar values were calculated based on the difference between the fair market value of the underlying common stock on the date of exercise and the exercise price per share.
(2) Dollar values were calculated determining the difference between the fair market value of the underlying securities at December 31, 1999, and the exercise price of the options.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table provides information concerning beneficial ownership of our common stock as of December 31, 1999, by:

  . each stockholder that we know owns more than 5% of our outstanding common stock;

  .  each of our named executive officers;

  .  each of our directors;

  .  all of our directors and executive officers as a group; and

  .  each selling stockholder.

   The following table lists the applicable percentage of beneficial ownership based on 11,512,510 shares of common stock outstanding as of December 31, 1999. The table also lists the applicable percentage of beneficial ownership based on 12,792,510 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' overallotment option. Except where noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

   The second column shows separately shares which may be acquired by exercise of stock options or warrants within 60 days after December 31, 1999, by the directors and executive officers individually and as a group. These shares are included in the numbers shown in the first column. Shares of common stock which may be acquired by exercise of stock options or warrants are deemed outstanding for purposes of computing the percentage beneficially owned by the persons holding these options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

                                 Beneficial Ownership                       Beneficial Ownership
                                  Before the Offering                        After the Offering
                          ---------------------------------------           --------------------
                          Number of       Number of               Shares to Number of
                          Shares of     Shares Subject Percentage  be Sold  Shares of Percentage
                           Common         to Options   of Common   In the    Common   of Common
Name                        Stock        or Warrants     Stock    Offering    Stock     Stock
----                      ---------     -------------- ---------- --------- --------- ----------
HarbourVest Partners
   IV--Direct Fund
   L.P. (1).............    870,156         14,523         7.5%         --    870,156     6.8%
Greylock Limited
   Partnership (2)......  1,019,862         16,740         8.8%         --  1,019,862     8.0%
Stephen P. Jeffery......    254,549        153,749         2.2%         --    254,549     2.0%
Joseph E. Bibler........     37,832         26,832           *          --     37,832       *
Robert Clay.............     10,412         10,112           *          --     10,412       *
William M. Curran, Jr...     44,600             --           *          --     44,600       *
Steven M. Hornyak.......     42,392         26,882           *          --     42,392       *
Julie Smith.............     11,062         10,762           *          --     11,062       *
Arthur G. Walsh, Jr.....     70,254             --           *          --     70,254       *
Norman N. Behar.........    286,918         19,375         2.5%         --    286,918     2.2%
Tench Coxe..............    120,939 (3)     13,932         1.0%         --    120,939       *
Donald L. House.........     89,374         13,125           *          --     89,374       *
Mark A. Johnson.........     53,700         24,375           *          --     53,700       *
William S. Kaiser.......  1,032,987 (4)     29,865         8.9%         --  1,032,987     8.1%
Said Mohammadioun.......     47,375          5,625           *          --     47,375       *
Directors and executive
 officers as a group
 (13 persons)...........  2,102,394        334,634        17.7%         --  2,102,394    16.0%
Selling stockholders....    215,000             --         1.9%    215,000         --     1.7%

--------
*  Less than one percent.
(1) Hancock Venture Partners, Inc. is the general partner of HarbourVest Partners IV--Direct Fund L.P. and Falcon Ventures II, L.P. Shares of our common stock beneficially held by Hancock Venture Partners, Inc. include 812,852 shares of our common stock and warrants to purchase 13,796 shares of our common stock held by HarbourVest Partners IV--Direct Fund L.P. and 42,781 shares of our common stock and warrants to purchase 727 shares of our common stock held by Falcon Ventures II, L.P. Hancock Venture Partners, Inc.'s address is One Financial Center, 44th Floor, Boston, Massachusetts 02111.
(2) Mr. Kaiser, one of our directors, has voting control over our securities held by Greylock Limited Partnership. The managing partners of Greylock Limited Partnership are Robert P. Henderson and Henry McCance. Greylock Limited Partnership's address is One Federal Street, 28th Floor, Boston, Massachusetts 02110.
(3) Includes 61,078 shares held individually by Mr. Coxe, 807 shares of our common stock issuable upon the exercise of a warrant held by Mr. Coxe and 45,929 shares held by Sutter Hill Ventures, a California Limited Partnership over which Mr. Coxe has sole voting and investment control.
(4) Consists of shares held by Greylock Limited Partnership. Mr. Kaiser has voting control over our common stock held by Greylock Limited Partnership.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, Banc of America Securities LLC, U.S. Bancorp Piper Jaffray Inc. and Stephens Inc., have severally agreed to purchase from us and the selling stockholders the following numbers of shares of common stock:

                                                                          Number
                                                                            of
   Underwriter                                                            Shares
   -----------                                                            ------
   Hambrecht & Quist LLC.................................................
   Banc of America Securities LLC........................................
   U.S. Bancorp Piper Jaffray Inc........................................
   Stephens Inc..........................................................
     Total...............................................................

   The underwriting agreement provides that the obligations of the underwriters are subject to conditions that we and the selling stockholders must satisfy, including the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in
excess of $       per share. The underwriters may allow and the dealers may
reallow a concession not in excess of $       per share to the other dealers.
After the public offering of the shares, the underwriters may change the offering price and other selling terms.

   We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 224,250 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

   The following table shows the per share and total public offering price, the underwriting discount and commission and the proceeds before expenses to us.

                                                              Total
                                                       --------------------
                                                        Without
                                                         Over-   With Over-
                                                       Allotment Allotment
                                             Per Share  Option     Option
                                             --------- --------- ----------
Public offering price.......................
Underwriting discounts and commissions......
Proceeds, before expenses, to Clarus........
Proceeds, to selling stockholders...........

   We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $              .

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect hereof.

   We expect that all of the selling stockholders, all of our executive officers and directors and certain of our other stockholders, who will own in
the aggregate approximately          shares of common stock after this
offering, assuming the full exercise of the underwriters' over-allotment option, will agree that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 90-day period following the date of this prospectus. We will agree that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 90-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options under our stock option plan, provided that, without the prior written consent of Hambrecht & Quist LLC, any additional options shall not be exercisable during the 90-day period.

   Our common stock is quoted on the Nasdaq National Market under the symbol
CLRS.

   In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in our common stock during the "cooling off' period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members, if any, or their respective affiliates intend to engage in passive market making in our common stock during the cooling off period.

   Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

                                    EXPERTS

   The consolidated financial statements and schedule as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

   Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia, will pass on the validity of the issuance of the shares of our common stock offered by this prospectus for us. Members of Womble Carlyle Sandridge & Rice, PLLC own an aggregate of 3,400 shares of our common stock. Powell, Goldstein, Frazer & Murphy LLP will pass on certain legal matters in connection with the offering for the underwriters.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   Our fiscal year ends on December 31. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from www.sec.gov.

                           INCORPORATION BY REFERENCE

   The documents listed below are incorporated by reference into this prospectus and all documents that we file as required by Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the following documents:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1998;

  .  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

  .  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

  .  Our Quarterly Report on Form 10-Q for the quarter ended September 30,
     1999;

  . Our Current Report on Form 8-K dated August 24, 1999 and filed on August 30, 1999;

  . Our Current Report on Form 8-K/A dated August 24, 1999 and filed on September 21, 1999;

  . Our Current Report on Form 8-K dated October 18, 1999 and filed on October 22, 1999;

  . Our Current Report on Form 8-K/A dated October 18, 1999 and filed on December 15, 1999;

  . Our Current Report on Form 8-K dated December 28, 1999 and filed on January 6, 2000; and

  . The description of our common stock, par value $.0001 per share, contained in our registration statement on Form 8-A (Registration No. 000-29277), filed on May 18, 1998.

   We will provide you, upon written or oral request and without charge, with a copy of any and all of the information, including exhibits, this prospectus incorporates by reference. Please direct all requests for this information, as well as any requests for additional information about us to:

                            Chief Financial Officer
                               Clarus Corporation
                             3970 Johns Creek Court
                                   Suite 100
                             Suwanee, Georgia 30024
                           Telephone: (770) 291-3905
                              Fax: (770) 291-3904
                               www.claruscorp.com

                               Inside Back cover

                               will contain logos

                     and names of certain of our customers

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,495,000 Shares

                               CLARUS CORPORATION

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                   CHASE H&Q

                         BANC OF AMERICA SECURITIES LLC

                           U.S. BANCORP PIPER JAFFRAY

                                 STEPHENS INC.

                               ----------------

                                        , 2000

                               ----------------

   You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offer offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

Item 14. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee................. $   35,460
National Association of Securities Dealers, Inc. fee................ $   13,932
Nasdaq National Market additional listing fee....................... $   17,500
Accountants' fees and expenses...................................... $   40,000
Underwriting Fees and Commissions................................... $5,500,000
Legal fees and expenses............................................. $  125,000
Transfer Agent's fees and expenses.................................. $   10,000
Printing and engraving expenses..................................... $  250,000
Miscellaneous....................................................... $   50,000
                                                                     ----------
 Total Expenses..................................................... $6,041,892

   All fees other than the SEC registration fee and the National Association of Securities Dealers, Inc. fee are estimated.

Item 15. Indemnification of Directors and Officers

   Our Restated Bylaws and our Restated Certificate of Incorporation provide that we will indemnify our directors and officers to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to our directors, officers and controlling persons pursuant to the Restated Bylaws, in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. We have obtained insurance which insures our directors and officers against certain losses and which insures us against specific obligations to indemnify our directors and officers. In addition, our Restated Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. These types of limitations of personal liability under the Delaware Business Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws.

   There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits. The following is a list of exhibits filed as part of the Registration Statement.

   Exhibit No.                           Description
   -----------                           -----------
       3.1     Amended and Restated Certificate of Incorporation of the
               Registrant (Incorporated by Reference from Exhibit 3.1 of the
               Registrant's Form S-1 Registration Statement File No. 33-46685)
       3.2     Amended and Restated Bylaws of the Registrant (Incorporated by
               Reference from Exhibit 3.2 of the Registrant's Form S-1
               Registration Statement File No. 33-46685).

   Exhibit No.                           Description
   -----------                           -----------
       4.1     See Exhibits 3.1 and 3.2 for provisions of the Amended and
               Restated Certificate of Incorporation and Amended and Restated
               Bylaws of the Registrant defining rights of the holders of
               Common Stock of the Registrant.
       4.2     Specimen Stock Certificate. (Incorporated by Reference from
               Exhibit 4.1 of the Registrant's Form S-4 Registration Statement
               (File No. 333-63535).
       5.1*    Opinion of Womble Carlyle Sandridge & Rice, PLLC, as to the
               legality of the shares being registered.
      23.1     Consent of Arthur Andersen LLP.
      23.2*    Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
               Exhibit 5.1).
      24.1     Power of Attorney (included on signature page).

  --------
  *To be filed by amendment.

Item 17. Undertakings

   (a) The Registrant hereby undertakes that:

     (i) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (ii) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

     (iii) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (iv) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suwanee, State of Georgia on the 6th day of January, 2000.

                                     Clarus Corporation

                                                /s/ Stephen P. Jeffery
                                     By: ______________________________________
                                                  Stephen P. Jeffery,
                                    Chairman, Chief Executive Officer and
                                    President

                               POWER OF ATTORNEY

   Know all men by these presents, that each person whose signature appears below constitutes and appoints Stephen P. Jeffery, and Arthur G. Walsh, Jr. and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities and Exchange Commission, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                          Title                       Date
            ---------                          -----                       ----
    /s/ Stephen P. Jeffery         Chairman, Chief Executive         January 6, 2000
_________________________________   Officer (Principal
       Stephen P. Jeffery           Executive Officer), and
                                    President

   /s/ Arthur G. Walsh, Jr.        Chief Financial Officer           January 6, 2000
_________________________________   (Principal Financial and
      Arthur G. Walsh, Jr.          Accounting Officer)

     /s/ William S. Kaiser         Director                          January 6, 2000
_________________________________
        William S. Kaiser

      /s/ Donald L. House          Director                          January 6, 2000
_________________________________
         Donald L. House

        /s/ Tench Coxe             Director                          January 6, 2000
_________________________________
           Tench Coxe

     /s/ Said Mohammadioun         Director                          January 6, 2000
_________________________________
        Said Mohammadioun

      /s/ Mark A. Johnson          Director                          January 6, 2000
_________________________________
         Mark A. Johnson

      /s/ Norman N. Behar          Director                          January 6, 2000
_________________________________
         Norman N. Behar